Exhibit 99.1

Imperial Metals Corporation

Annual Information Form

For the Year Ended December 31, 2020

March 29, 2021

Imperial Metals Corporation | 2020 Annual Information Form

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Imperial Metals Corporation | 2020 Annual Information Form

Imperial Metals Corporation | 2020 Annual Information Form

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Imperial Metals Corporation | 2020 Annual Information Form

Content Information

All references in this Annual Information Form (“AIF”) to “Imperial”, “Company”, “we” and “our” apply collectively to Imperial Metals Corporation and its subsidiaries.

Cautionary Note Regarding Forward-Looking Information

This AIF provides material information about Imperial Metals Corporation and its business, operations and developments for the year ended December 31, 2020, and plans for the future based on facts and circumstances as at March 29, 2021.

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking information which are prospective in nature and reflect the current views and/or expectations of Imperial. Often, but not always, forward-looking information can be identified by the use of statements such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such information includes, without limitation, statements regarding: future impacts of the COVID-19 pandemic; the ability to continue operations in lieu of the COVID-19 pandemic; the effectiveness of preventative actions put in place by the Company to respond to the COVID-19 pandemic; mine plans; plans and timing of current and proposed exploration, drilling and development; production and marketing; capital expenditures; expectations regarding the care, maintenance and rehabilitation activities at Mount Polley mine and at Huckleberry mine; anticipated benefits and proceeds of the joint venture partnership with Newcrest Mining Limited (“Newcrest”) including expectations that it will enable the Company to unlock significant value at Red Chris by leveraging Newcrest’s unique technical expertise in block caving operations; plans to construct a portal site and exploration decline into the deep East Zone; expectations and timing regarding a pre-feasibility study initiated by Newcrest on the development of an underground block cave mining operation at Red Chris; expectations and timing regarding the initiation of a feasibility study at Red Chris; development of a mine restart plan for the Huckleberry mine and expectations regarding financing required to restart the Huckleberry mine; expectations regarding updates to the mine restart plan and the exploration results and financing required to restart the Mount Polley mine; plans by Newcrest Red Chris Mining Limited to update the resource model at Red Chris mine; adequacy of funds for projects and liabilities; expectations relating to the receipt of necessary regulatory permits, approvals or other consents; outcome and impact of litigation; cash flow; working capital requirements; expectations relating to the requirement for additional capital; expectations relating to results of operations, production, revenue, margins and earnings; future prices of copper and gold; future foreign currency exchange rates and impact; future accounting changes; and future prices for marketable securities.

Forward-looking information is not based on historical facts, but rather on then current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates, including, but not limited to, assumptions that: the scope and duration of the COVID-19 pandemic and its impact on our business will not be significant and the Company’s operations will be able to return to normal after the COVID-19 pandemic has subsided; the Company will have access to capital as required and will be able to fulfill its funding obligations as the Red Chris minority joint venture partner; risks related to holding non-majority investment interests in the Red Chris mine and the Ruddock Creek Joint Venture Project; the Company will be able to advance and complete remaining planned rehabilitation activities within expected timeframes; there will be no significant delay or other material impact on the expected timeframes or costs for completion of rehabilitation of the Mount Polley mine and implementation of the Mount Polley long term water management plan; the Company’s initial rehabilitation activities at Mount Polley will be successful in the long term; all required permits, approvals and arrangements to proceed with planned rehabilitation and the Mount Polley long term water management plan will be obtained in a timely manner; there will be no material operational delays at the Red Chris mine; equipment will operate as expected; there will not be significant power outages; there will be no material adverse change in the market price of commodities and exchange rates; the Red Chris mine will achieve expected production outcomes (including with respect to mined grades and mill recoveries and access to water as needed). Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. We can give no assurance that the forward-looking information will prove to be accurate.

Imperial Metals Corporation | 2020 Annual Information Form

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause Imperial’s actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements constituting forward-looking information. Important risks that could cause Imperial’s actual results, revenues, performance or achievements to differ materially from Imperial’s expectations include, among other things: the risk that the Company’s beneficial interest of the Red Chris mine may be diluted over time should it not have access to capital as required and will not be able to meet its funding obligations as the Red Chris minority joint venture partner; that additional financing that may be required may not be available to Imperial on terms acceptable to Imperial or at all; uncertainty regarding the outcome of sample testing and analysis being conducted on the area affected by the Mount Polley Breach; risks relating to the timely receipt of necessary approvals and consents to proceed with the rehabilitation plan and the Mount Polley long term water management plan; risks relating to the remaining costs and liabilities and any unforeseen longer-term environmental consequences arising from the Mount Polley Breach; uncertainty as to actual timing of completion of rehabilitation activities and the implementation of the Mount Polley long term water management plan; risks relating to the impact of the Mount Polley Breach on Imperial’s reputation; risks relating to mining operations; uncertainty regarding general economic conditions; uncertainty regarding the short-term and long-term impact of the COVID-19 pandemic on the Company’s operations and investments and on the global economy and metals prices generally; risks associated with competition within the mining industry; the Company’s dependency on third party smelters; risks relating to trade barriers; the quantum of claims, fines and penalties that may become payable by Imperial and the risk that current sources of funds are insufficient to fund liabilities; risks that Imperial will be unsuccessful in defending against any legal claims or potential litigation; risks of protesting activity and other civil disobedience restricting access to the Company’s properties; failure of plant, equipment or processes to operate in accordance with specifications or expectations; cost escalation, unavailability of materials and equipment, labour unrest, power outages, and natural phenomena such as weather conditions and water shortages negatively impacting the operation of the Red Chris mine; changes in commodity and power prices; changes in market demand for our concentrate; risks that the COVID-19 pandemic may adversely affect copper prices, impact our ability to transport or market our concentrate, cause disruptions in our supply chains and create volatility in commodity prices and demand; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); uncertainty relating to mineral resource and mineral reserve estimates; uncertainty relating to production estimates; risks associated with mineral exploration and project development; fluctuations in exchange rates and interest rates; risks associated with permitting and government regulations; environmental and health and safety matters; risks relating to joint venture projects; risks relating to foreign operations; dependence on key management personnel; taxation risk; conflicts of interest; cyber threats; risks relating to the use of derivative contracts and other hazards and risks disclosed within the Management’s Discussion & Analysis for the year ended December 31, 2020 and other public filings which are available under the Company’s profile on sedar.com. For the reasons set forth above, investors should not place undue reliance on forward-looking information. Imperial does not undertake to update any forward- looking information, except in accordance with applicable securities laws.

Date of Information

Unless otherwise stated, the information within this AIF is for Imperial’s financial year ended December 31, 2020.

Currency

The reporting currency of the Company is the Canadian (“CDN”) Dollar, unless otherwise indicated.

Imperial Metals Corporation | 2020 Annual Information Form

Reference for Select Abbreviations

The following abbreviations may be used in this document:
mm = millimetre	oz = ounces
cm = centimetre	lbs = pounds
m = metre	kg = kilogram
masl = metres above sea level	g = gram
m3 = cubic metre	g/t = grams per tonne
km = kilometre	t/d = tonnes per day
ha = hectare	kV = kilovolt
M = million	kW = kilowatt
MT = million tonnes	hp = horsepower
ppm = parts per million	SAG = semi autogenous
NAG = non acid generating	QA/QC = Quality Assurance/Quality Control
PAG = potentially acid generating

Provincial BC Ministries:
MFLNRORD = Ministry of Forest, Lands, Natural Resource Operations and Rural Development
MECCS = Ministry of Environment and Climate Change Strategy
MEMLCI = Ministry of Energy, Mines and Low Carbon Innovation

Reference for Conversions

Imperial Measure Conversion to Metric Unit				Metric Unit Conversion to Imperial Measure
2.470	acres	=	1 hectare	0.4047	hectare	=	1 acre
3.280	feet	=	1 metre	0.3048	m	=	1 foot
0.620	miles	=	1 kilometre	1.6093	kilometre	=	1 mile
2.205	pounds	=	1 kilogram	0.454 0	kilograms	=	1 pound
1.102	(short) tons	=	1 tonne	0.9072	tonnes	=	1 ton

Imperial Metals Corporation | 2020 Annual Information Form

Definitions for Mineral Resource & Mineral Reserve Estimates

Resource and Reserve Classifications

This AIF adheres to the resource/reserve definitions and classification criteria developed by the Canadian Institute of Mining and Metallurgy (“CIM”). The CIM Definition Standards on Mineral Resources and Reserves (“CIM Definition Standards”) establish definitions and guidance on the definitions for mineral resources, mineral reserves, and mining studies used in Canada. The Mineral Resource, Mineral Reserve, and Mining Study definitions are incorporated by reference into National Instrument 43-101–Standards of Disclosure for Mineral Projects (“NI 43-101”). The CIM Definition Standards are summarized below. For additional information refer to cim.org.

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Imperial Metals Corporation | 2020 Annual Information Form

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Reserve, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

The Qualified Person (as defined in NI 43-101) may elect, to convert Measured Mineral Resources to Probable Mineral Reserves if the confidence in the modifying factors is lower than that applied to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.

Application of the Proven Mineral Reserve category implies the Qualified Person (as defined in NI 43-101) has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study. Within the CIM Definition standards the term Proved Mineral Reserve is an equivalent term to a Proven Mineral Reserve.

Mineral Resource & Mineral Reserve Classification

The CIM Definition Standards provide for a direct relationship between Indicated Mineral Resources and Probable Mineral Reserves and between Measured Mineral Resources and Proven Mineral Reserves. In other words, the level of geoscientific confidence for Probable Mineral Reserves is the same as that required for the in situ determination of Indicated Mineral Resources and for Proven Mineral Reserves is the same as that required for the in situ determination of Measured Mineral Resources.

Imperial Metals Corporation | 2020 Annual Information Form

Company Business & Corporate Structure

Imperial is a Vancouver based mining company active in the acquisition, exploration, development, mining and production of base and precious metals.

The Company’s registered and records office address is Suite 200, 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6. Imperial was incorporated under the British Columbia Company Act, which was superseded by the British Columbia Business Corporations Act, on December 6, 2001 under the name IMI Imperial Metals Inc. Imperial changed its name to Imperial Metals Corporation on April 10, 2002.

Principal Properties	Metals Mined	Mining Method	Location
Mount Polley(1)	copper/gold	open pit & underground	British Columbia
Huckleberry(2)	copper	open pit	British Columbia
Red Chris(3)	copper/gold	open pit	British Columbia

(1) Mine on care & maintenance status. Operations suspended May 31, 2019.

(2) Mine on care & maintenance status. Operations suspended August 31, 2016.

(3) Imperial holds 30% interest. Newcrest Mining Limited holds 70% interest and is the project operator.

Principal Subsidiaries	Ownership		Jurisdiction of Incorporation
Red Chris Development Company Ltd.	100	% (1)	British Columbia
Mount Polley Mining Corporation	100%		British Columbia
CAT-Gold Corporation	100	% (1)	Canada
HML Mining Inc.	100	% (2)	British Columbia
Huckleberry Mines Ltd.	100	% (2)	British Columbia

(1) Imperial owns 100% of CAT-Gold Corporation, which in turn owns 100% of Red Chris Development Company Ltd.

(2) Imperial owns 100% of HML Mining Inc., which in turn owns 100% of Huckleberry Mines Ltd.

A list of Imperial subsidiaries is provided in Note 20 of the December 31, 2020 financial statements.

Employees

At December 31, 2020, Imperial and its subsidiaries had 56 employees. The Mount Polley and Huckleberry mines are on care and maintenance status, but when operating, both mines employ approximately 250-300 workers. Newcrest, operator of the Red Chris mine had approximately 450 employees at year end.

Principal Markets & Distribution

Copper concentrate produced at the Red Chris mine is trucked to and shipped from the Port of Stewart. When in operation, copper concentrate from the Huckleberry mine is trucked to, and shipped from the Port of Stewart, and copper concentrate from the Mount Polley mine is trucked to and shipped from the Port of Vancouver.

The primary market for copper concentrate is Asia.

Revenue by Product (000’s)	2020	2019
Copper	$93,921	$43,126
Gold	$51,313	$27,187
Silver	$1,058	$503

Imperial Metals Corporation | 2020 Annual Information Form

Competitive Conditions and Cycles

The Company’s business is to produce and sell metal concentrates at prices determined by world markets over which we have no influence or control. These markets are cyclical. Our competitive position is determined by our costs compared to those of other producers throughout the world, and by our ability to maintain our financial capacity through metal price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of mineral deposits, labour, costs of equipment, fuel, power and other inputs, as well as by operating and management skill. Over the long term, our competitive position will be determined by our ability to locate, acquire and develop economic mineral deposits and replace current production, as well as by our ability to hire and retain skilled employees. In this regard, we also compete with other mining companies for employees, mineral properties, joint venture agreements, capital and the acquisition of investments in other mining companies.

Environmental Protection

Our current and future operations, including development activities and production on our properties or areas in which we have an interest, are subject to laws and regulations governing protection and remediation of the environment, site reclamation, management of toxic substances and similar matters. Compliance with these laws and regulations can affect the planning, designing, operating, closing and remediating of our mines.

We work to apply technically proven and economically feasible measures to protect the environment throughout exploration, construction, mining, processing and closure. Although we believe that our operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, there can be no assurance that additional significant costs will not be incurred to comply with current or future regulations or that liabilities associated with non-compliance will not be incurred.

The total liability for reclamation and closure cost obligations, which represent the Company’s estimate of the present value of future cash outflows required to settle estimated reclamation obligations at the end of a mine’s life associated with the Mount Polley, Red Chris, Huckleberry and Ruddock Creek properties, as calculated for financial disclosure purposes as December 31, 2020, was $127.8 million (2019-$115.2 million). This amount incorporates estimated future costs, inflation, and risks associated with the future cash outflows, assuming a pre-tax discount rate of 2.24% (2019-2.67%) except for obligations related to Mount Polley and Huckleberry beyond 2050 that are discounted using a rate of 3.24% (2019-3.67%). Changes in any of these factors can result in a change to future site reclamation liabilities and the related accretion of future site reclamation provisions. At December 31, 2020, the Company had a provision of $1.1 million (2019-$2.1 million) for future rehabilitation activities related to the August 4, 2014 tailings dam breach (“Mount Polley Breach”).

Specialized Skill and Knowledge

The nature of the Company’s business requires specialized skills and knowledge. Such skills and knowledge include the areas of permitting, geology, implementation of exploration programs, operations, treasury and accounting. To date, Imperial has been successful in locating and retaining employees and consultants with such skills and knowledge and believes it will continue to be able to do so.

There are material risks that could cause actual results to differ materially from our current expectations. The risks associated with our business, include those related to, but are not limited to: risks associated with the rehabilitation activities from the Mount Polley breach; risks inherent in the mining and metals business; commodity price fluctuations and the effects of hedging; general economic conditions; competition for mining properties; sale of products and future market access; risks resulting from the global COVID-19 pandemic; availability and cost of key inputs; reliance on third parties; risks associated with trade barriers; mineral reserves and resource estimates; production estimates; exploration and development; currency fluctuations; interest rate risks; exchange rate risks; financing risks; the risk that further advances may not be available under credit facilities; risks associated with maintaining substantial levels of indebtedness, including potential financial constraints on operations; regulatory and permitting risks; environmental risks; joint venture risks; foreign activity risks; legal proceedings; infrastructure risks; dependence on key management personnel; taxation risks; conflicts of interest; reclamation risks; accounting risks and other risks and uncertainties. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually occur our business, prospects, financial condition, cash flows and operating results could be materially harmed. Full disclosure of the Company’s Risk Factors is provided in the December 31, 2020 Management’s Discussion & Analysis available under Imperial’s profile on sedar.com or on the Imperial website imperialmetals.com.

Imperial Metals Corporation | 2020 Annual Information Form

General Development & Outlook

Corporate General

In January 2018, the Company issued 2,353,274 common shares at an ascribed value of $2.64 per share for a total of $6.2 million in payment of the interest due on December 31, 2017 on the Junior Credit Facility, the 2014 Convertible Debentures and $27.9 million of the $30 million 2015 Convertible Debentures Private Placement. Included in these amounts are 1,387,447 common shares for a total of $3.7 million issued to related parties.

In April 2018, the Company issued 816,414 common shares at an ascribed value of $2.24 per share for a total of $1.83 million in payment of the interest due on March 31, 2018 on the Junior Credit Facility.

In July 2018, the Company issued 3,107,425 common shares at an ascribed value of $1.97 per share for a total of $6.12 million in payment of the interest due on June 30, 2018 on the Junior Credit Facility, the 2014 Convertible Debentures and $27.9 million of the $30.0 million face value of the 2015 Convertible Debentures. Included in these amounts are 1,834,220 common shares at an ascribed value of $1.97 per share for a total of $3.61 million issued to related parties.

On September 17, 2018, the Company provided a financial and business restructuring process update as follows.

•	The due date of the Senior Credit Facility of $200 million was extended from October 1, 2018 to February 15, 2019. The Senior Credit Facility is supported by a guarantee from Edco Capital Corporation (“Edco”), a company controlled by Murray Edwards (“Edwards), a significant shareholder of the Company, for an annual fee of 225 basis points. The annual guarantee fee is less than the reduction in the interest rate charged on the extended Senior Credit Facility, and results in reduced interest expense to the Company. All the financial covenants that were in place on the Senior Credit Facility were removed from the extended credit facility.

•	The due date of the Second Lien Credit Facility of $50 million was extended from December 1, 2018 to February 15, 2019, with a reduction in the annual fee for the guarantee of this facility by Edco from 387.5 basis points to 225 basis points.

•	The due date of the Bridge Loan of $26 million was extended from January 5, 2019 to February 28, 2019.

•	The sale of 0.5% net smelter return royalty interest on the Red Chris project for US$17 million to Prairie Birch Royalties Ltd., a company of which a significant shareholder of the Company is a minority equity shareholder. This royalty is subject to a 100% buyback option granted to Imperial for four years at the sum of US$17 million plus simple interest thereon at 11% per annum (6% per annum in the event the buyback option was exercised prior to January 31, 2019) less the aggregate amount of royalty payments paid.

•	Steps were initiated to rationalize and improve operations at both the Company’s operating mines.

•	A Special Committee was established by the Board of Directors, authorized to identify, consider, negotiate and potentially implement all strategic alternatives including sales of some of the Company’s assets, joint ventures, a recapitalization, and a sale or merger of the Company.

On November 27, 2018, the Company announced that an action for damages arising out of the August 4, 2014 failure of the perimeter embankment at the Mount Polley mine was settled among all the parties to the action in consideration of net payments to the Company totaling approximately $108 million. The Company exercised the existing early buyback option to repurchase the 0.5% net smelter return royalty interest in the Red Chris project sold in September 2018. The buyback option provided for the repurchase of this royalty by the Company for US$17 million plus simple interest at 6% per annum.

On January 7, 2019, the Company announced that, due to declining copper prices, the operations at the Mount Polley mine will be suspended. Mount Polley mine was placed on care and maintenance status effective May 30, 2019.

On January 17, 2019, the Company issued 3,542,814 common shares in payment of $4.3 million of interest due on the Convertible Debentures.

On February 15, 2019, the Company issued 2,785,080 common shares in payment of $3.8 million of interest due on September 30, 2018 and December 31, 2018 for the Junior Credit Facility.

In mid-February and early March, the Company extended the maturity dates on several of its credit facilities to mature on March 15, 2019.

Imperial Metals Corporation | 2020 Annual Information Form

On March 10, 2019, the Company entered into an agreement to sell a 70% interest in the Red Chris mine to Newcrest for US$804.4 million, subject to debt and working capital adjustments. The Company would retain a 30% interest in the mine.

On March 14, 2019, the Company extended the maturity dates on the following credit facilities:

•	the Senior Credit Facility extended from March 15, 2019 to September 5, 2019

•	the Second Lien Credit Facility extended from March 15, 2019 to September 9, 2019

•	the Junior Credit Facility from March 15, 2019 to September 12, 2019

•	the Bridge Loan extended from March 15, 2019 to September 11, 2019

On March 15, 2019, the Company refinanced US$98.4 million of its US$325.0 million Senior Unsecured Notes due March 15, 2019 (the “Senior Notes”). Edco subscribed for US$98.4 million of additional Senior Notes on the same terms and conditions as the existing Senior Notes. Such funding enabled the Company to repay an equal dollar amount of the principal of the Senior Notes that were payable in full on March 15, 2019, being US$98.4 million. The remaining existing holders of Senior Notes in the principal amount of US$226.6 million agreed, as did Edco in respect to the additional Senior Notes, to extend the maturity date of the Senior Notes until September 15, 2019.

On July 9, 2019, the Company issued 1,379,695 common shares in payment of $3.4 million of interest due on the 2014 Convertible Debentures.

On August 15, 2019, the Company completed the sale of a 70% interest in its Red Chris copper and gold mine to Newcrest for a final purchase price of US$804.4 million, subject to debt and working capital adjustments. A joint venture was formed between the Company and Newcrest for the operation of Red Chris mine, with Newcrest acting as operator. Upon receipt of the sale proceeds, the Company repaid substantially all its debt totalling US$775 million, as follows:

•	Senior secured revolving credit facility of $200.0 million

•	Second lien secured revolving credit facility of $50.0 million

•	Secured bridge loan of $26.0 million

•	Unsecured junior credit facility of $75.0 million

•	Unsecured convertible debentures (2014) of $115.0 million

•	Unsecured convertible debentures (2015) of $30.0 million

•	Unsecured line of credit of $10.0 million

•	Certain equipment loans of about $1.7 million

•	Senior unsecured notes of US$325.0 million

The Company’s remaining obligations are related to letters of credit, which are supported by a $50.0 million credit facility for future reclamation liabilities entered into in October 2019, and a 30% share of Red Chris Joint Venture equipment loans and obligations related to the Northwest Transmission Line.

The $50.0 million credit facility was due in October 2020 but has been extended into October 2021. The facility is secured by shares of all material subsidiaries and a floating charge on certain assets of the Company.

With the exception of the advent of the COVID-19 pandemic in early 2020, there were no significant developments during 2020 which had an influence on the Company’s general business.

Mining was declared an essential service in British Columbia in early 2020, and the Company implemented measures to reduce and mitigate the risk to employees, operations and projects. The continuing impact of COVID-19 to travel and other operating restrictions established to curb the spread of COVID-19, could materially and adversely impact the Company’s current plans by causing a temporary closure of the Red Chris mine, suspending planned exploration work, causing an economic slowdown resulting in a decrease in the demand for copper and gold, negatively impacting copper and gold prices, impacting the Company’s ability to transport or market the Company’s concentrate or causing disruptions in the Company’s supply chains.

The Company’s plans for 2021 and beyond could continue to be impacted by the effects of the COVID-19 pandemic.

Subsequent to December 31, 2020, the Company entered into a $10 million loan agreement with Edco on March 10, 2021, which will mature on April 1, 2022 and bears interest of 8.0% per annum. And on March 15, 2021, the Company earned a 30% interest in the GJ Copper-Gold Property for a payment of $3.0 million to Newcrest Red Chris Mining Limited.

Imperial Metals Corporation | 2020 Annual Information Form

Operations | Red Chris Mine

The Red Chris copper/gold property in northwest British Columbia was acquired in April 2007 by Red Chris Development Company Ltd. (“RCDC”), a wholly owned subsidiary of Imperial Metals Corporation.

RCDC conducted exploration from 2007 through May 2012. Construction of the 30,000 tonne per day mill processing plant began in mid-2012. The mill was completed in early 2015. The mine achieved commercial production in July 2015. RCDC was operator of the Red Chris mine.

RCDC initiated preliminary engineering studies to determine the optimum method to mine the deep resource below the current designed pits. Based on this work, the block cave method was selected for advancement. A drill program was designed to provide information required to further advance block cave studies. Golder Associates were engaged to develop a plan to mine the deep resource using block cave methods. A preliminary economic assessment of the block cave mining potential, incorporating geotechnical data gathered from earlier diamond drill hole programs, was completed by end of 2018.

During 2018, MillSlicer system components were installed on the SAG mill to improve overall control of the mill. This vibration-based signal is in addition to the bearing pressure and mill power sensors used in controlling mill fill level. The addition of this new control system improved production and mill liner life.

The metallurgical response of the high clay ore in the mineralized faults present in the Main and East zones were diagnosed, with results integrated into operational recovery models in advance of the 2019 production plan. Segregation of faulted material for plant-scale batch processing of fault material commenced in late 2018, with the first planned plant-scale ‘baseline’ run in January 2019.

During 2019, a production plan was developed following an in-depth review of historic data, with key assumptions being identified and validated against past performance. The plan reflected a lower mining rate as compared to 2018 (105,000 tonnes per day versus 130,000 tonnes per day). The metal production for 2019 was estimated by a similar application of historic data for incorporation of mill availability, throughput (tonnes per operating hour) and recovery. Mine teams followed the plan with the intent of targeting higher grades using an internal GeoMet process which focused on daily reviews by the on-site teams relating to geological and metallurgical performance. The maintenance teams focused on both scheduled and unscheduled downtimes in the plant which included formal measures as part of the business KPI system. These initiatives proved to be successful.

On August 15, 2019, Newcrest Red Chris Mining Limited (NRCML), a subsidiary of Newcrest Mining Ltd. (“Newcrest”) acquired a 70% interest in the Red Chris mine. RCDC and NRCML formed Newcrest Red Chris Joint Venture (“NRCJV”). NRCML became operator of the Red Chris mine effective August 15, 2019. The NRCJV is expected to bring significant value by leveraging Newcrest’s unique technical expertise in block caving operations.

In late 2019, two drill programs were initiated by NRCML. The East Zone Resource Definition Program, designed to obtain geological, geotechnical and metallurgical data to support future studies for underground block cave mining, and the Brownfields Exploration Program, to search for additional zones of higher grade mineralization within the Red Chris porphyry corridor. By year end, six diamond drill rigs were in operation.

In early 2020 with the advent of the COVID-19 pandemic, mining was declared an essential service in British Columbia. NRCML implemented measures that met or exceeded Canadian and provincial requirements. The Tahltan Central Government, Iskut First Nation and Tahltan Band agreed with NRCML’s implementation of measures which proactively protect and support communities and enable Tahltan members to support their families and communities, helping Red Chris to continue to operate during the COVID-19 pandemic. Measures include alteration of the employee roster to provide for longer on/off-site periods to decrease the amount of travel required and enable First Nation employees increased time to self-isolate before returning to their local communities. Measures were implemented and have been maintained to reduce and mitigate risks.

During 2020, exploration continued to focus on the expansion of the Brownfields Exploration program with drilling underway across the East Zone, Main Zone and Gully Zone. The program is following up on historic drilling results along a 3 km segment of the porphyry corridor in search for zones of mineralization which could support additional mining fronts. A property wide Airborne Electro-Magnetic and gravity survey was completed during the period. A high resolution airborne magnetics survey was also completed over a portion of the property to provide complete coverage. The survey aims to generate drill targets across the entire claim package.

Imperial Metals Corporation | 2020 Annual Information Form

Results from the East zone continued to confirm the footprint of the western high grade pod with the results from step-out hole RC664. Results from the drilling to define the extent and continuity of this high grade pod within the larger footprint of the overall porphyry system was completed.

Drilling confirmed the potential for additional high grade mineralization south of the South Boundary Fault to the east of the East zone pit. This significant discovery has potential to expand the known area of the Red Chris Porphyry system, as the South Boundary Fault has historically been assumed to define the southern extent of mineralization. Drilling to define the extent and continuity of this mineralization will continue in 2021.

In addition, drilling between the Main zone pit and the Gully zone intersected a new zone of higher grade mineralization approximately 100 m west of the Main zone pit. Drilling to define the extent and continuity of this mineralization will continue in 2021. This drilling confirms the potential for outlining additional mining areas both beneath the Main zone pit, and to the west between the Main zone pit and the Gully zone.

Since NRCML took over as operator on August 15, 2019, a total of 88 drill holes (104,435 m) were completed by year end 2020.

Several improvement initiatives were implemented in 2020 to improve efficiencies across the site, including optimization of haul road conditions and dumping locations to reduce truck cycle times, introduction of just in time fueling to increase operating time, installation of a dispatch system in the mine, and installation of lighter weight boxes on 797 trucks to increase capacity.

Six new launders were installed and are expected to increase the mass pull in the rougher circuit and lead to increased recovery of copper and gold. A concept study for additional column capacity was completed. The installation of additional cleaner flotation capacity is underway and is expected to further increase metal recoveries.

Newcrest has initiated a pre-feasibility study on the development of an underground block cave mine. Completion of this study is expected mid-2021. Thereafter, a feasibility study is planned for delivery mid-2022.

Outlook for 2021 includes an update of the resource model for Red Chris.

Construction of a portal site for an exploration decline into the deep East zone commenced in early 2021. The development of a block cave mine will be subject to completion of a successful exploration program and further studies, market and operating conditions, and a positive decision to mine. The exploration decline will be constructed to provide access for underground drilling to provide more detailed geological and geotechnical information on the initial block cave.

Drilling has confirmed the presence of higher grade pods within the deep East zone, and a number of options are being studied to mine one of the pods by underground methods other than block caving. The aim of this smaller scale underground mining would be to increase cash flow prior to the start of the block cave operations.

Newcrest has provided production guidance in the range of 55.1 to 66.1 million pounds copper and 45 to 55 thousand ounces gold (100%) for the period July 1, 2020 to June 30, 2021 from the open pit mining operation.

Imperial Metals Corporation | 2020 Annual Information Form

Operations | Mount Polley Mine

Mount Polley Mining Corporation (“MPMC”) is owner/operator of the Mount Polley copper-gold mine in south-central British Columbia. In January 2019, following a lengthy sustained period of declining copper prices, the Company announced operations would be suspended. The mine was placed on care and maintenance status at the end of May 2019.

Legal action for damages arising from the August 2014 Mount Polley Breach were settled among all parties to the action in November 2018, in consideration of net payments to the Company totaling approximately $108 million. The settlement represents compromises of disputed claims and does not constitute an admission of liability on the part of any party to the action.

On September 12, 2019, Pollution Abatement Order 107461 (“PAO”) issued by the Ministry of Environment, now the Ministry of Environment and Climate Change Strategy (“MECCS”), dated August 5, 2014 under Section 83 of the BC Environmental Management Act was cancelled when MECCS deemed all PAO requirements had been complied with, including MECCS’s acceptance of the final remediation plan.

Rehabilitation of terrestrial and aquatic zones informed by ongoing detailed site investigation, risk assessments and environmental monitoring, is ongoing and in cooperation with regulatory authorities, First Nations and the local communities.

During 2019, a comprehensive exploration program was conducted. The Frypan/Morehead is a largely till covered magnetic high which has a similar magnetic response to that obtained over the Mount Polley mine host rock of monzonite and hydrothermally altered monzonite breccia pipes. The area is located west and north of the mine and is approximately 3x3 km in size. There were 948 soil samples collected and analyzed using the Mobile Metal Ion (MMI) technique. SJ Geophysics also completed an 80.7 line km Volterra-3D Induced Polarization (IP) survey covering the same grid area. Numerous, high priority targets were outlined for future testing.

In 2020, MPMC acquired an option to earn a 100% interest in seven mineral claims (3,331 ha) adjacent to the mine. Three target settings occur within the optioned claims and adjacent Mount Polley claims, including a potential northern projection of the high-grade Quarry zone beneath a post-mineral conglomerate unit, a partially tested glacial till covered area where regional magnetics suggests a faulted offset of the Mount Polley Intrusive complex, which hosts the Mount Polley orebodies, is present and a till covered prospective area immediately east of the Southeast zone. A deep looking IP survey, along with a soil sampling program, was completed over the optioned claims. A similar IP survey was conducted over the Mount Polley mine site to identify the geophysical response of the known mineralization to aid in prioritizing targets on the Frypan/Morehead area. The survey consisted of 81.5 line km and was successful in delineating the known mineralization, as well as outlining several new un-tested areas in the vicinity of the mine.

Drill programs were planned to test the targets outlined on the optioned claims and to expand the copper and gold resource near historic deposits, with a focus on gold rich zones. The drill program set out to improve drill hole data density of mineralization near the historic mining areas where the use of underground mining is being considered, and to drill new geophysical and geochemical anomalies outlined by recent surveys in the Trio Creek area located north and northwest of the mine. Six drill holes totalling 3,792 metres were completed.

The WX zone is the most recent major discovery (2009) at Mount Polley. Located south of the Springer pit, it is noted for its high gold grades and high gold/copper ratio mineralization. Drill hole WX-20-78 was designed test and confirm the continuity of the mineralization in an area of proposed underground mining. Drilled down the plunge, this hole served to confirm the continuity of this modelled higher grade target within the WX zone.

The C2 zone is located south of the Cariboo pit. Two holes were drilled to test a zone of higher gold grade along the Polley fault at depth. Historic drilling in this zone yielded an intercept of 55 metres grading 2.14 g/t gold and 1.19% copper in drill hole C2-11-97. Both holes were successful in extending this lower gold zone.

Drill hole SD-20-162 was designed to fill a gap in drilling on the eastern side of the target area beneath the Springer pit. The Springer zone contains most of the reserves in the current open pit mine plan. Historic drilling beneath the currently planned Springer pit confirmed the mineralization continues for at least 250 metres below the pit bottom. Studies are underway to evaluate the potential for bulk underground mining beneath the planned pit.

Imperial Metals Corporation | 2020 Annual Information Form

The Trio Creek target area is located north and northwest of the mine. This area is covered by glacial till with limited bedrock exposure. Using new geophysical and geochemical anomalies outlined by recent surveys, the goal was to gain an understanding of the geological system. Drill holes TC-20-01 and TC-20-02 were designed to test new anomalies north and west of the mine. The targeted areas feature favorable geophysics that match the geophysical fingerprint of the Mount Polley mineralized host rock. Drill holes TC-20-01 and TC-20-02 have defined a clear extension to the north of similar geology and associated hydrothermal alteration zones to that which hosts the mineralization at Mount Polley. Additional exploration is planned to further define these targets.

Site personnel continue to maintain access, fire watch, manage collection, treatment and discharge of site contact water, and actively monitor the tailings storage facility.

Outlook for 2021 includes an update to the mine restart plan prepared in 2019, which will include revised pit designs, results of recent drilling, and current metal prices.

COVID-19 has impacted mine restart scenarios however, the current vaccine distribution is anticipated to mitigate this risk. When the revised restart plan has been updated and the province wide vaccine distribution is complete, the Company will seek to secure financing to fund restart of the mine.

Operations | Huckleberry Mine

Huckleberry Mines Ltd. (“HML”) is owner/operator of the Huckleberry copper mine in west-central British Columbia. Huckleberry mine operations ceased in August 2016. The mine remains on care and maintenance status.

An updated Care and Maintenance Manual was submitted to the Ministry of Energy, Mines and Low Carbon Innovation (“MEMLCI”) to satisfy regulatory requirements.

A Mine Reclamation and Closure Plan was updated in 2020 and submitted to MEMLCI in February 2021.

Activities at the mine site during closure focus on maintaining access, water management (includes water transfer between storage facilities on-site and release of mine contact water into Tahtsa Reach), snow removal, maintenance of site infrastructure and equipment, mine permit compliance, updating the life of mine plan, environmental compliance monitoring, and monitoring tailings management facilities.

In 2018, a comprehensive review of exploration was conducted and a plan for additional exploration consisting of MMI soil sampling, geological mapping and diamond drilling was developed. In 2019, an MMI soil sampling program was conducted at Whiting Creek. MMI soil samples were taken over portions of the Creek, Rusty and the Ridge zones at Whiting Creek.

In 2020, a drill program to test the East zone at depth was designed to evaluate the deposit where the majority of historic drill holes were stopped at a depth of 300 m while still in copper mineralization. Mining at the East zone only went to a depth of about 200 metres. Between 1997 and 2007, the East zone pit provided high grade mill feed of approximately 50 million tonnes ore grading 0.55% copper. Mining to 2016 was from two zones of mineralization, the East and Main zones, with the East zone containing the higher-grade copper mineralization.

Three drill holes totaling 2,491 m were completed. Drill results confirmed that copper mineralization continues to significant depths below the East zone pit and historical drilling. Additional drilling will be necessary to further define and expand the limits of the East zone copper deposit.

In addition, a Volterra 3-Dimensional Induced Polarization survey was conducted over the East zone to produce a geophysical signature over zones of known mineralization and enhance the geological model and ore controls. The data will be interpreted and used to locate new drill targets.

Outlook for 2021 includes development of a mine restart plan which will include current metal prices.

COVID-19 has impacted a mine restart timeline however, the current vaccine distribution is anticipated to mitigate this risk. The Company will seek to secure financing to fund the restart of the mine following completion of the province wide vaccine distribution.

Imperial Metals Corporation | 2020 Annual Information Form

Exploration | Ruddock Creek Lead-Zinc Project

The Ruddock Creek lead-zinc project is a joint venture with Imperial, Mitsui Mining and Smelting Co. Ltd., Itochu Corporation, and Japan Oil, Gas and Metals National Corporation (JOGMEC). Ruddock Creek Mining Corporation, a wholly owned subsidiary of Imperial, is operator of the project.

The 2019 drill program was funded by JOGMEC, who earned the assignable right to be vested in an approximate 7.96% Participating Interest in the joint venture. Imperial’s interest was reduced to approximately 45.29%, Mitsui’s interest to 28.05% and Itochu’s interest to 18.70%.

Exploration drilling in 2018 and 2019 was conducted from a combination of helicopter support and road accessible drill pads. The 2018 diamond drill program consisted of 3 drill holes totaling 2,664 m targeting the V Zone, and the 2019 diamond drill program consisted of 17 drill holes totaling 8,802.1 m targeting the V Zone (11 drill holes; 6,955.5 m) and the Q Zone (6 drill holes; 1,846.6 m).

The V Zone is located near the western edge of the Ruddock Creek massive sulphide horizons, which have an indicated strike length of about five km and approximately two km west of the Creek Zone, the nearest zone of detailed drilling. Little or no exploration drilling has been conducted along the intervening section of the horizon. The V Zone strikes east-west and dips at about 70° to the north. The zone has been traced with surface showings and by drilling for a horizontal distance of approximately 720 m, and with this recent drilling to a depth of approximately 600 m.

The V Zone drilling was designed to expand and increase the confidence in the resource in the deep portions of the zone. The V Zone has a steeper dip than all the other known zones at Ruddock Creek. The steeper dip should facilitate lower mining costs than the shallower dipping zones, and thus a larger resource of steeply dipping mineralization in the V Zone would improve the economics of the project. The wide high-grade intercept in RD-V19-54 will add to the resource, along with the other V Zone mineralized intercepts obtained in 2019.

A comprehensive review was completed in 2020 using the geophysical and geological information from the last two years of field work and recommends additional exploration at Ruddock Creek.

No exploration was conducted in 2020. The Company has not planned for exploration in 2021.

Imperial Metals Corporation | 2020 Annual Information Form

MINERAL PROPERTY: RED CHRIS MINE

The 43-101 Technical Report on the Red Chris Deposit, Laird Mining Division, British Columbia, (“2012 Red Chris Report”) was filed February 14, 2012, followed by an amended and restated report filed October 6, 2015. Both reports are available on sedar.com.

Description, Location & Access

Red Chris mine is located in northwest British Columbia, 18 km southeast of Iskut and 80 km south of Dease Lake. Road access to the property from Highway 37 is via an 18 km gravel road. Power is accessed via a 16 km 287 kV power line from the Tatogga substation. Mining and milling operations proceed year-round. Elevations range from 1,100 masl to 1,550 masl.

The Town of Smithers and the City of Terrace are the closest supply centres. Commercial aircraft service the Dease Lake airport located 118 km north by road from the mine site along Highway 37. Stewart is the nearest port with ship loading facilities a distance of 320 km (by road) from the Red Chris property.

The Red Chris mine employs approximately 450 workers. The mine operates as a fly-in/fly-out site with the majority of employees on a two week rotation. Chartered aircraft fly employees to the Dease Lake airstrip from where they are transported by bus to the mine site.

RCDC owns a 30% beneficial interest in the Red Chris mine, following the August 15, 2019 sale of a 70% interest to NRCML. RCDC and NRCML have formed a joint venture for the operation of Red Chris (“NRCJV”), with NRCML acting as operator.

The Red Chris property comprises the Red Chris Main claim group and the Red Chris South group, and consists of 77 mineral tenures that cover a total area of 23,142 ha. All mineral tenures are issued in accordance with the Mineral Tenure Act of British Columbia and are 100% owned by NRCML. The Red Chris Main claim group consists of 50 mineral tenures covering 17,046 ha, five of which are 30 year mining leases valid until June 20, 2042 that cover 5,141 ha in addition to 45 mineral claims (eight valid until October 31, 2021, 35 to October 31, 2026, one valid to April 8, 2020 and one valid to July 18, 2020) encompassing 11,905 ha.

The five mining leases and 31 mineral claims at the property are subject to a net smelter return royalty held by the Tahltan Central Government. Annual advance royalty payments commenced in October 2016. All or portions of four of the mining leases and 19 mineral claims are also subject to a 1.0% net smelter return royalty held by Glencore Canada Corporation. A right of first refusal is retained by NRCML on any disposition of the net smelter royalty by Glencore Canada Corporation. The Red Chris South claim group comprises 27 mineral tenures (one valid to March 12, 2027 and 26 valid until November 11, 2027) covering 6,097 ha. It was subject to a 1.5% net smelter return royalty held by Canada Carbon Inc., however in August 2020 the royalty was acquired by NRCML on behalf of the NRCJV and extinguished.

Imperial Metals Corporation | 2020 Annual Information Form

N
W
E
S
To Dease Lake
ISKUT
Stewart-Cassiar Highway
Highway 37
Eddontenajon Lake
Ealue Lake Road
Ealue Lake
Red Chris Access Road
Tatogga Lake
RED CHRIS PROPERTY
Mill Site
Kluea Lake
Klappan River
Rail Grade (trackless)
RED CHRIS SOUTH
Todagin Lake
Todagin Creek
Kinaskan Lake
Tsatia Creek
0
3
6
12
Kilometres
*Revised March 2017

Imperial Metals Corporation | 2020 Annual Information Form

440000
450000
460000
6410000
6400000
6390000
6380000
Iskut
EDDONTENAJON LAKE
Highway 37
TATOGGA LAKE
EALUE LAKE
KLAPPAN RIVER
Red Chris Access Rd
KLUEA LAKE
TODAGIN LAKE
660623
503405
503424
503412
503406
394682
503427
503416
503422
503415
503408
503418
503403
519709
323341
M.L. 999365
330902
503400
503426
330901
330900
M.L. 999363
M.L. 999364
M.L. 999382
831148
1045410
330898
541623
226826
226825
226824
226823
226822
226844
226845
306685
1018391
541657
541439
M.L. 999362
541721
541438
541621
541652
541437
538600
541365
541353
541358
588392
667303
667223
838224
824762
667306
667243
668064
667824
667307
667263
824662
668063
668045
667244
824682
667308
824742
667803
824822
667804
668024
824842
824722
668044
824782
668043
824802
Imperial Metals
MINERAL TENURES
RED CHRIS PROPERTY
Liard Mining Division, British Columbia
Red Chris Claims
Red Chris South Claims
Red Chris Mining Lease
0
2,000
4,000
8,000
Metres
Date: July 21, 2016
Scale: As Shown
FIGURE
Drawn By: MJD
UTM Zone 9, NAD83

Imperial Metals Corporation | 2020 Annual Information Form

Permitting & Environment Management

All phases of mining and reclamation are authorized and/or regulated by the Province of British Columbia and the Federal Government of Canada. Mine operations are primarily authorized and regulated under the British Columbia Environmental Management Act (“EMA”) and the Mines Act, both as administered by the MECCS and the MEMLCI, respectively.

Mine operations and supplementary activities are also authorized and/or regulated under legislation such as the British Columbia Water Sustainability Act, implemented by the Ministry of Forest, Lands, Natural Resource Operations and Rural Development (“MFLNRORD”). A summary of key Red Chris mine permits under these regulations is provided below.

Ministry	Authorization	Purpose	Permit	First Issued	Comment
MEMLCI	Permit Approving Mining & Reclamation Program	Mining activities	M-240	May 2012	Last amended August 2017
MECCS	Effluent Discharge Permit	Tailings Impoundment Area, North Reclaim Dam & sediment pond discharges	105017	September 2013	Last amended June 2018 to reflect changes to monitoring program and add detail to scope of permit conditions
MECCS	Waste Water Discharge Registration	Waste water under the Municipal Wastewater Regulation	106004	August 2012	Operation of camp and office facilities
MECCS	Air Discharge Permit	Incinerator & controlled open burning & fugitive dust	106668	June 2013	Last amended November 2017
MFLNRORD	Road Use Permit	Mine access road	S25481	June 2012	Construction & maintenance of roads & bridges

In 2016, the Red Chris mine received approval to amend the EMA Permit 105017 and Mines Act Permit M-240 to authorize construction and operation of the South Reclaim Dam and South Dam for the TIA. Red Chris received permission to build the South Reclaim Dam in July 2016, and permission to build the South Dam in August 2016; construction of both dams began mid-2016. The Mines Act Permit M-240 amendment approving the operation of the raised Temporary Saddle Dam was received in January 2017; the South Dam operation amendment was issued in February 2017, and the PAG Tailings Deposition in South Basin was approved in August 2017.

Federal authorizations for the installation of a bridge on Highway 37 at Snapper Creek were received in July 2016.

•	Schedule 2 Amendment under the federal Fisheries Act (“Fisheries Act”), and

•	Department of Fisheries and Oceans Canada – Fisheries Act 35(2)(b) Authorization.

The bridge at Snapper Creek creates fish habitat by removal of culverts that were access barriers to fish. This project is to offset impacts to fish and fish habitat resulting from the construction of the South Dam. The Snapper Creek Bridge installation was completed in 2017, and the bridge has been in use since mid-October 2017. Monitoring of the remediated fish habitat is ongoing according to the offsetting commitments.

The BC Environmental Assessment Certificate was amended in 2016 to accommodate design changes to the South Dam recommended by the Engineer of Record for the TIA after extensive hydrogeology and geotechnical investigations. The design changes included an upstream geomembrane liner, sand and gravel construction and downstream buttress. This BC Environmental Assessment Certificate process is aligned with the regulatory permitting through the Mine Development Review Committee.

Environmental monitoring programs at the Red Chris mine continue as required under authorizations from the MECCS and the MEMLCI. Such programs include monitoring of surface water (streams, lakes, and diversions), groundwater, seepage and hydrometric data. RCDC is committed to the future reclamation of the site and has been stockpiling soil recovered from the plant site, mine, rock storage areas and TIA.

Imperial Metals Corporation | 2020 Annual Information Form

The Red Chris Monitoring Committee (“RCMC”) is a requirement of Mines Act Permit M-240. The RCMC is chaired by representatives from RCDC and the Tahltan Nation. The committee includes members from the MECCS, the MEMLCI and the MFLNRO.

In conjunction with the RCMC, the Environmental Oversight Committee has been established under the Red Chris Impact Benefit and Co-Management Agreement. The Environmental Oversight Committee is a forum for dialogue between RCDC, the Tahltan Central Government and Tahltan Nation representatives, and the committee’s terms of reference lay out environmental management mechanisms for the committee relating to:

•	the Environmental Management System,

•	Red Chris project’s environmental compliance, monitoring and performance,

•	all Red Chris project-related environmental information and recommendations concerning environmental matters,

•	Federal and Provincial Permit applications, and

•	environmental monitoring programs.

Red Chris History

The first recorded exploration on the property now known as Red Chris was in 1956 when Conwest Exploration Limited examined copper showings on the Todagin plateau. In 1968 Great Plains Development Co. of Canada staked the Chris and Money claims and subsequently completed geological, geochemical and geophysical surveys. In 1970 Silver Standard Mines Ltd. staked the Red and Sus claims to the north and east of the Chris claim group, and followed up in 1971 with mapping, soil surveys and trenching. In 1973 Ecstall Mining Limited (which later became Texasgulf Canada Limited) optioned the Silver Standard claims and drilled 14 percussion holes, intersecting low grade copper mineralization. In 1974 Texasgulf acquired an option on 60% of the combined Red and Chris groups of claims and initiated a major program from 1974-1976 comprising 67 diamond drill holes and 30 percussion holes. From 1978 to 1980, Texasgulf drilled seven holes and completed property-wide geological, geochemical and geophysical surveys, resulting in the delineation of the Red stock and within it the Main and East zones of quartz-stockwork hosted mineralization.

No exploration was conducted from 1981 to 1994.

In 1994, a series of corporate takeovers and reorganizations resulted in the ownership of the property divided amongst Falconbridge (60%), Norcen Energy (20%), and Teck Corporation (20%). American Bullion Minerals Ltd. (ABML) acquired an 80% interest in early 1994, with Teck Corporation retaining their 20%. In 1994 and 1995, ABML completed mineral claim staking, comprehensive geochemical and geophysical surveys, and diamond drilling totaling 58,187 m over 170 holes. Significant near-surface copper-gold mineralization was also discovered in the Gully and Far West zones.

In 2003, Red Chris was under the control of bcMetals Corporation (“bcMetals”). bcMetals drilled 49 holes over 16,591 m and updated the measured, indicated, and inferred resources early in 2004 (ref: NI 43-101 Technical Report on the Red Chris Copper-Gold Project, filed by bcMetals December 16, 2004). Subsequent infill drilling of 25 holes over 6,927 m resulted in the re-modelling of the Main and East zones as a single unit, incorporated into the feasibility study completed by AMEC Americas Ltd. Exploration in 2006 consisted of 14 drill holes (4,679 m) over the reserve and in the Gully zone, and additional drilling required under the terms of a joint venture agreement between bcMetals and Global International Jiangxi Copper Company Ltd., which had previously been announced for the development of Red Chris.

In mid-2006, Imperial launched a takeover bid for bcMetals. Imperial’s successful acquisition of bcMetals was completed in April 2007 at a cost of $68.6 million, which was funded from cash on hand and a $40 million short term loan facility.

Historical exploration at Red Chris by previous operators focused on establishing open-pit mineable reserves above a depth of approximately 400 m. Following the acquisition of Red Chris in 2007, the Company’s strategy was to explore for mineral potential below the planned pit for longer term mine planning.

Imperial Metals Corporation | 2020 Annual Information Form

The first hole (RC07-335) drilled in the East zone revealed the vertical extent and strength of the system, intersecting 1.01% copper, 1.26 g/t gold and 3.92 g/t silver over its entire 1,024 m vertical length, and ending in strong mineralization. Deep drilling continued in relatively small programs in 2008 (three holes; 2,220 m) and 2009 (nine holes; 11,528 m) while camp and road infrastructure were upgraded. At this time, geophysical surveys were undertaken, including a Titan-24 deep imaging IP-MT survey; a property-wide aeromagnetic survey; and extensive proton ground magnetometer surveys.

A program of deep diamond drilling to over 1,500 m depth over the projected open-pit footprint intensified in 2010 (47 holes; 52,811 m) and was completed in 2011 (9 holes; 11,650 m), resulting in much refinement of the block model. Deep drilling was also initiated in the Gully zone, intersecting long intervals of mineralization, with improving grade with depth.

An important aspect of the exploration team’s strategy was to use detailed core logging, petrography, and multi-element geochemistry to determine the porphyry sequence and hydrothermal evolution, and hence a geologic model for the deposit. Thus, the main controls on copper-gold grade patterns in the East and Main zones are provisionally understood and provide a working template for future exploration.

Exploration in 2012 was limited to infill drilling early in the year over the projected open-pit before finalizing the reserve calculation in the 2012 Red Chris Report, and drilling two more holes in the Gully zone. Exploration was suspended in May 2012 to allow for mine construction.

Mapping and rock sampling was conducted in 2013 over the corridor of claims acquired by RCDC to cover the H37P Transmission Line between Bob Quinn and Tatogga, which was completed in November 2014.

A 2016 review by Golder Associates of the potential for utilizing block cave methods to mine the deeper mineralization recommended five long geotechnical drill holes to gather information on rock quality and geo-mechanical strength. In late 2016, three short exploration holes were diamond drilled in the Main zone pit for mine and metallurgical planning.

During 2017, preliminary engineering studies were conducted to determine the optimum method to mine the deep resource below the current designed pits. Based on this work, the block cave method was selected for advancement with respect to both the East and Main pits. A drill program was conceptualized to provide information required to further advance the block cave studies.

In 2018, one diamond drill hole (RC18-588) was completed using a triple tube core set-up and proprietary orientation system. The hole was designed to pass through an area of significant copper and gold mineralization, and ultimately reach where the proposed block cave infrastructure may be constructed, and detailed rock quality information was needed. In addition, a selected section of core was taken after logging for metallurgical test work.

Hole RC18-588 (1,057 m total depth) was collared from the ramp near the bottom of the current East zone pit and directed to the northeast at -65°. As expected, the hole intersected a long interval of nearly continuous chalcopyrite-pyrite mineralization including 167 m grading 0.7% copper and 0.84 g/t gold. Preliminary results indicate the rock quality and strength in this area is very positive for potential underground development. The remaining four geotechnical holes were deferred to a later date, as their collar locations are not expected to interfere with future mining operations.

Effective August 15, 2019, Red Chris mine operations are under NRCML. Imperial holds a 30% interest, and NRCML holds a 70% interest. The NRCJV will bring significant value, by leveraging NRCML’s unique technical expertise in block caving operations.

In late 2019, NRCML initiated two drill programs. The East Zone Resource Definition Program, designed to obtain geological, geotechnical and metallurgical data to support future studies for underground block cave mining, and the Brownfields Exploration Program, to search for additional zones of higher grade mineralization within the Red Chris porphyry corridor. By late 2019, drill activity had increased with six diamond drill rigs in operation.

Imperial Metals Corporation | 2020 Annual Information Form

Geological Setting, Mineralization & Deposit Types

Red Chris is a porphyry copper deposit in the northern Intermontane Belt of the Canadian Cordillera. It is situated in the accreted geological terrane of Stikinia, which is dominated by island arc volcanic, sedimentary, and plutonic rocks of the Middle to Late Triassic Stuhini Group, and the Early to Middle Jurassic Hazelton Group. Stikinia hosts many important mineral deposits in the region, known as the Golden Triangle, several of which are in the process of mine development or are at an advanced exploration stage.

Red Chris is in the Iskut district, on the northern edge of the Skeena Mountains. Most of the property is situated on the Todagin Upland plateau. The Red Chris deposit on the southern edge of the plateau is hosted by the Red stock, which was emplaced in the very Late Triassic into deformed Stuhini Group sedimentary and volcanic rocks. Lower Hazelton Group volcanic and sub-volcanic rocks, possibly comagmatic with the Red stock, dominate the western part of the Todagin plateau, unconformably overlying tilted Stuhini Group. Erosion during the Early Jurassic was followed by deposition of mainly sedimentary upper Hazelton Group rocks, and the succeeding Bowser Lake Group in the Middle Jurassic; these units originally covered the partly eroded Red stock and Stuhini Group, but they are now preserved only along the southern margin of the plateau due to southeastward tilting in the Late Cretaceous.

The Red stock is an ENE-elongate intrusion up to 8 km long by 1.5 km wide at surface. It is a composite intrusion, consisting of a series of porphyries beginning with leucodiorite, which forms the bulk of the stock. This was intruded in the centre by quartz monzonite porphyries, which were coincident with potassic alteration and quartz vein-hosted copper-gold mineralization. Finally, late to post-mineralization monzonite dikes were intruded. The current Red Chris reserve, where open pit mining is ongoing, is divided into the East zone and the Main zone. The East zone is centered on a cupola of quartz monzonite, from where copper-gold quartz veins emanate for several hundred metres upwards and outwards into leucodiorite wall rock. The Main zone, about 650 m to the west within the open pit, is a subordinate but lower grade sub-centre. Several hundred metres below the surface, the East and Main zones merge into a contiguous body of mineralization. At surface, combined East zone and Main zone mineralization extends about 2,000 m along the stock’s east-northeast axis; in width, it ranges from at least 100 m in the East zone to 650 m in the Main zone. The depth of significant mineralization is over 1,200 m in the East zone and about 1,000 m in the centre of the Main zone. A further 1.5 km to the west of the open pit are the Gully and Far West exploration zones, which have similar geological characteristics to the East and Main zones. The Gully zone footprint is approximately 400-500 m across, east-west. The Far West zone has a smaller footprint and has seen less drilling than the other zones.

Mineralization consists of thin wavy or thicker planar quartz veins and stockworks containing chalcopyrite, bornite and magnetite; these minerals are also disseminated outside the veins. In the upper part of the deposit, where the present open pit reserve lies, the bornite-rich mineralization was overprinted by sericite and clay alteration and associated sulfidation; here, chalcopyrite and pyrite are the dominant sulfides, with bornite best preserved in the core of the East zone. Gold occurs as microscopic inclusions in the copper sulfides. Molybdenite occurs locally in quartz veins, especially deeper and outside the high-grade core. The East and Main zones have been affected by syn-to post-mineralization faulting, indicated mainly by offsets in the sulfide mineral zonation.

The Red Chris porphyry copper deposit is characterized by the composition of its host rocks, its alteration, and its copper-gold signature, with only minor molybdenum. It is classified as belonging to the high-potassium calc-alkalic type of porphyry system, which includes several world-class deposits such as Bingham (Utah). The nature of the quartz-vein hosted mineralization, its correlation with copper-gold grade, and its close association with a particular porphyry phase (quartz monzonite), all support further classification of Red Chris as an ‘A vein’ type of deposit.

Imperial Metals Corporation | 2020 Annual Information Form

Exploration

NRCML has been conducting two drill programs. The East Zone Resource Definition Program, designed to obtain geological, geotechnical and metallurgical data to support future studies for underground block cave mining, and the Brownfields Exploration Program, to search for additional zones of higher grade mineralization within the Red Chris porphyry corridor.

In the East Zone, the results from RC611 confirmed the hole intersected a broad zone of higher grade mineralization, 628 m grading 1.7 g/t gold and 0.91% copper that contains a discrete high grade zone averaging more than 5 g/t gold. This zone was previously intersected by Imperial in RC09-350 which returned an interval of 152.5 m grading 4.12% copper and 8.83 g/t gold starting at a depth of 540 m. Hole RC611 was the first angled hole intersection which has confirmed this high grade pod as being approximately 100 m long, 100 m wide and 200 m in height.

Drilling continues to expand the footprint of mineralization in the Gully Zone and Far West. Mineralization has been observed over a broad area 800 m long, 800 m wide and over 1,000 m vertically. The best grades within this area, which are more than 0.5 g/t gold, are in at least five discrete zones open in multiple directions requiring additional follow-up drilling to determine their full extent. Results from RC609 demonstrate the potential of the porphyry corridor, the first test of the Far West by Newcrest and Imperial, intersecting mineralization some 200 m below historical drilling and is the most westerly drill hole on the property.

The Brownfields Exploration program was expanded with drilling focused on the East, Main and Gully zones. The program will focus on historic drilling results along a 3 km segment of the porphyry corridor in search for zones of mineralization which could support additional mining fronts.

A property wide Airborne Electro-Magnetic and gravity survey were completed. A high-resolution airborne magnetics survey was also completed over a portion of the property to provide complete coverage. The survey aims to generate drill targets across the entire claim package.

Results from the East zone continued to confirm the footprint of the western high grade pod with the results from step-out hole RC664. Results from the drilling to define the extent and continuity of this high grade pod within the larger footprint of the overall porphyry system was completed.

Drilling confirmed the potential for additional high grade mineralization south of the South Boundary Fault to the east of the East zone pit. This significant discovery has potential to expand the known area of the Red Chris Porphyry system, as the South Boundary Fault has historically been assumed to define the southern extent of mineralization. Drilling to define the extent and continuity of this mineralization will continue in 2021.

In addition, drilling between the Main zone pit and the Gully zone intersected a new zone of higher grade mineralization approximately 100 m west of the Main zone pit. Drilling to define the extent and continuity of this mineralization will continue in 2021. This drilling confirms the potential for outlining additional mining areas both beneath the Main zone pit, and to the west between the Main zone pit and the Gully zone.

Since NRCML took over as operator on August 15, 2019, a total of 88 drill holes (104,435 m) were completed by year end 2020.

Imperial Metals Corporation | 2020 Annual Information Form

Sampling, Analysis & Data Verification

During the period from 2007 to August 2019, drill core is delivered directly from the drill to the core shack where geological and geotechnical logging is undertaken. Sample intervals are marked at 2.5 m (maximum) intervals starting from zero, or less if required by important geological contacts. Sample tags are filled out and inserted into the core box by a geologist. QA/QC is maintained throughout this process with placement of one standard, one duplicate and one blank sample within every batch of 20 samples, at irregular positions. The marked and tagged core is photographed and then cut axially with a rock saw (or unusually with a hydraulic splitter). One half of the cut core is placed in a clear poly-ore bag with a sample tag and zap-strapped. The other half remains in the core box for storage on site in sturdy wooden racks. During the 2007-2012 exploration programs, samples for analysis were put into rice sacks and zap-strapped with uniquely numbered ties for added security, ready for collection and shipment by truck either to Acme Analytical Laboratories Ltd. (now operating as Bureau Veritas Mineral Laboratories) or to the Mount Polley mine laboratory, depending on the type of analysis required. After 2012, drill programs have utilized the mine’s own certified assay laboratory for most sample analysis.

Geotechnical or rock quality designation data collected includes core recovery, fracture counts, and core strength, with special attention paid to fault features. Magnetic susceptibility is usually measured over every sample interval. Geological data is recorded into a customized computer database program which serves also to track all analyses as they come in and can be integrated with other computer software for comprehensive deposit modelling. The core recovery experienced by RCDC at Red Chris is close to 100% and the sample quality is considered to be excellent. The sampling is not expected to result in any biases and is expected to be representative of the areas drilled.

Since Newcrest took over as operator in August 2019, all assaying of drill core has been conducted at Bureau Veritas Commodities Canada Ltd Laboratory, Vancouver. PQ-HQ and NQ diameter diamond drill core is cut using a manual or automated core-cutter and half core sampled at 2 metre intervals. All samples are assayed for 48 elements using a 4-acid digest followed by ICP-AES/ICP-MS determination. Gold analyses are determined by 50g fire assay with ICP-ES finish. A full QA/QC program using blanks, standards and duplicates are completed on all diamond drill core samples submitted to the laboratory.

All geological logging of core is completed at the Red Chris mine. Geological logging records qualitative descriptions of lithology, alteration, mineralization, veining and structure, including orientation of key geological features. Geotechnical measurements are recorded including Rock Quality Designation (RQD) fracture frequency, solid core recovery and qualitative rock strength measurements. Magnetic susceptibility measurements are recorded every metre. All drill core is photographed, prior to cutting and/or sampling the core.

Imperial Metals Corporation | 2020 Annual Information Form

Mineral Resource Estimate

The AMEC Americas Ltd. Feasibility Study Report prepared for bcMetals in 2005, was used to guide development of the project within the Provincial and Federal Approval framework.

NRCML has initiated work to update the resource model for Red Chris. An initial resource is anticipated to be announced in early 2021.

Newcrest has initiated a pre-feasibility study on the development of an underground block cave mine. Completion of this study is expected mid-2021. Thereafter, a feasibility study is planned for delivery mid-2022.

Total Red Chris Mineral Resource
[Effective Date: February 2, 2012; Amended and Restated Report September 30, 2015]

The original resource estimate, published February 2012, was constrained by a series of Copper Equivalent grade shells, within a wire frame digital solid constructed around the three mineralized deposit domains. The resource was amended and restated in September 2015 with the re-release of the 2012 Red Chris Report. The amended and restated Resource is based on a combination of an Open Pit and Block Cave constrained Resource used to demonstrate “reasonable prospects of economic extraction” as referred to in NI 43-101. The 2012 Technical Report also includes a full description of the exploration drilling data used, modeling and estimation method, and the sampling, assaying and QA/QC procedures.

The following resource estimates are as of February 2, 2012 (pre-start up) and do not take into account any mining since start-up of operations at the Red Chris mine.

Red Chris 2012 Total Open Pit/Block Cave Resource Estimate

	Ore	Mill Head	In situ Grades
Material	Millions	Value	Copper Equiv.	Copper	Gold	Silver
Class	Tonnes	$/tonne	(%)	(%)	(g/t)	(g/t)
MEASURED	830.7	$25.13	0.57	0.36	0.36	1.17
INDICATED	203.0	$18.55	0.47	0.30	0.29	1.01
M&I	1,033.7	$23.84	0.56	0.35	0.35	1.14
INFERRED	787.1	$18.65	0.48	0.29	0.32	1.04

Open Pit Mineral Resource
[Effective Date: February 2, 2012; Amended and Restated Report September 30, 2015]

The open pit part of the Resource was defined utilizing MineSight Computer Software Lerch-Grossman pit optimization routine. MineSight computer programs and the Lerch-Grossman algorithm are acknowledged within the mining industry as creditable tools for this purpose. Key pit specific inputs into the Lerch-Grossman program were:

•	Pit slope angle = 42 degrees - which is the average pit slope of the currently approved pit.
•	Mining costs of $1.872 per tonne for the 1470 elevation (starting) bench.
•	An additional cost of $.052 per tonne was added for each 15 metre bench below the 1470 elevation for increased haulage costs.
•	Ore Mining Costs of $1.787 per tonne for the 1470 elevation bench.
•	An additional cost of $.044 per tonne was added for each 15 metre bench below the 1470 (starting) elevation for increased haulage costs.
•	No capital costs were included for replacement or additional mine equipment fleet purchases.
•	A portion of the East side of the pit was constrained by approximately 100 m to preserve the current crusher installation.

Imperial Metals Corporation | 2020 Annual Information Form

Red Chris 2012 Upper Resource Estimate from Open Pit

		*Cut-Off	Ore	*Mill Head	In situ Grades
Material	Material	Mill Head	Millions	Value	**Copper	Copper	Gold	Silver
Class	Type	Value ($)	Tonnes	$/tonne	Equivalent (%)	(%)	(g/t)	(g/t)
Measured	Stockpile	$0.00	6.0	$0.95	0.15	0.11	0.07	0.48
	Mill Feed	$1.50	676.4	$19.10	0.48	0.32	0.27	1.04
		Sub-total>	682.4	$18.94	0.48	0.31	0.27	1.04
Indicated	Stockpile	$0.00	0.8	$0.93	0.15	0.11	0.07	0.46
	Mill Feed	$1.50	164.7	$14.91	0.42	0.27	0.24	0.91
		Sub-total>	165.5	$14.84	0.41	0.27	0.24	0.90
Inferred	Stockpile	$0.00	20.1	$0.65	0.16	0.08	0.14	1.06
	Mill Feed	$1.50	377.2	$14.23	0.41	0.25	0.26	0.92
		Sub-total>	397.3	$13.54	0.40	0.24	0.26	0.93
MEASURED			682.4	$18.94	0.48	0.31	0.27	1.04
INDICATED			165.5	$14.84	0.41	0.27	0.24	0.90
M&I			847.9	$18.14	0.47	0.31	0.27	1.01
INFERRED			397.3	$13.54	0.40	0.24	0.26	0.93
	Barren Rock		2,407.3
	Over Burden		121.0
	Strip ratio		2.0

Underground Mineral Resource
[Effective Date: February 2, 2012; Amended and Restated Report September 30, 2015]

The vertical orientation of the Red Chris Deposit, coupled with its very large size, makes the Deep Red Chris Mineralization attractive to mining by underground block caving methods. The Underground Mineral Resource includes three blocks economically favorable to underground mining by block caving. The three blocks are clipped to the bottom of the open pit discussed above. The key mining parameters used to define those underground mineral resource blocks which have a reasonable prospect of economic extraction are:

•	All-in mine development capital cost of $7.94 per tonne.
•	Operating cost of $8.96 per tonne.

Therefore, the targeted mineralization was required to have:

•	Mill Head Value greater than $16.90 per tonne for the chosen block cave volumes.
•	Mill Head Value greater than $8.96 per tonne operating cut-off grade at the draw points.
•	Average Mill Head Value of all Block Cave Measured & Indicated tonnes is $49.86 per tonne, and Block Cave Inferred tonnes is $23.85 per tonne.

Imperial Metals Corporation | 2020 Annual Information Form

Red Chris 2012 Lower-Resource Estimate from Block Cave Including Planned Dilution

		Cut-Off		Ore	*Mill Head		In situ Grades
Material		Mill Head		Millions	Value		**Copper	Copper	Gold	Silver
Class	Material Type	Value ($)		Tonnes	$/tonne		Equivalent (%)	(%)	(g/t)	(g/t)
Measured	Mineralized Dilution		$0.00	2.9		$6.83	0.28	0.17	0.17	0.82
	Draw Point Cut Off		$8.96	20.6		$13.60	0.40	0.25	0.25	1.10
	Targeted Ore		$16.90	124.8		$61.33	1.12	0.61	0.85	1.91
			Sub-total	148.4		$53.62	1.00	0.55	0.75	1.78
Indicated	Mineralized Dilution		$0.00	0.6		$7.50	0.29	0.19	0.17	0.84
	Draw Point Cut Off		$8.96	7.3		$13.94	0.41	0.25	0.26	1.17
	Targeted Ore		$16.90	29.6		$40.73	0.83	0.48	0.57	1.59
			Sub-total	37.5		$34.98	0.74	0.43	0.50	1.50
Inferred	Dilution	-$	6.40	64.6	-$	4.81	0.04	0.02	0.03	0.22
	Mineralized Dilution		$0.00	18.7		$6.15	0.27	0.16	0.17	0.73
	Draw Point Cut Off		$8.96	63.2		$13.38	0.40	0.25	0.25	0.98
	Targeted Ore		$16.90	243.4		$35.52	0.76	0.45	0.52	1.47
			Sub-total	389.8		$23.85	0.56	0.33	0.38	1.15
MEASURED				148.4		$53.62	1.00	0.55	0.75	1.78
INDICATED				37.5		$34.98	0.74	0.43	0.50	1.50
M&I				185.8		$49.86	0.95	0.53	0.70	1.72
INFERRED				389.8		$23.85	0.56	0.33	0.38	1.15

*Mill Head Value is a calculation of the value of material mined, in CDN dollars per metric tonne, once it reaches the Crusher Pocket. This includes all downstream costs from the crusher forward, including: Milling / Concentrate handling and transportation / Treatment and refining / Royalties / Sustaining capital / Administration and head office overhead costs. Large capital costs associated with expansions, such as mining fleet additions, or replacements are not included. See table 17.24 in the Technical report available on this site for metal recovery formulas, costs and parameters used to calculate this value.

**Copper Equivalent % = [Copper Grade (%) + (0.60415 * Gold Grade (g/t))]; based copper/ gold price ratio at Copper - $3.50 /lb, Gold $1,450/oz.

Greg Gillstrom, P.Eng, Senior Geological Engineer, Imperial Metals Corporation, designated the Qualified Person (as defined in NI 43-101) for the reserve/resource estimates.

Imperial Metals Corporation | 2020 Annual Information Form

Mining and Mineral Processing

The Red Chris mine is a 30,000 t/d open pit conventional milling operation with mining rates of approximately 130,000 t/d. Pits are mined using 12 m high benches and combinations of single and double-benching at various slope angles. Ore from the open pit and stockpiles is delivered to a 1.4 m x 2.0 m gyratory crusher for crushing to a nominal 150 mm product size. This material is conveyed over a 1.2 m x 2.4 km overland conveyor where it can be held in a 120,000 tonne capacity stockpile before being reclaimed via the SAG feed conveyor to the processing plant.

Plant design is based on a standard porphyry copper flow sheet employing SAG and ball milling, flotation, regrinding, thickening and filtering to produce a copper concentrate at a moisture content of 8% for export. The grinding circuit includes a 10.4 m x 4.7 m SAG mill feeding one 7.3 m x 12.8 m ball mill providing a primary grind of approximately 80% passing 150 microns. Coarse rejects from the SAG mill are crushed in a 600 kW pebble crusher. In December 2017, a SAG Recycle Bypass System was installed to allow the coarse rejects to be diverted outside and later trucked to the stockpile. This has allowed maintenance on the conveyor belts downstream of the of the SAG mill without shutting down the grinding circuit. Ball mill product feeds a bank of six 200 m³ rougher flotation cells followed by a 180 m3 scavenger/sulphide tank cell. The cleaning circuit includes one 183 m3 and one 61 m3 cleaner flotation columns and a bank of five 100 m³ cleaner scavenger flotation cells. Regrind cyclone underflow is fed to a 2,200 kW primary regrind ball mill and a 1,120 kW secondary regrind vertical mill to provide a grind of approximately 80% passing 24 microns. The primary and regrind product sizes were determined by the AMEC Americas Ltd. feasibility study to provide the optimum conditions for copper recovery and concentrate grade. Concentrate is thickened and filtered, and then loaded on trucks of nominal 40 tonne capacity for hauling to the Port of Stewart, for subsequent shipment to Asian smelters.

Mill tailings are gravity fed; rougher or NAG tailings to the NAG trench and cleaner scavenger or PAG tailings and sulphide concentrate to the PAG trench. Both tailing streams then flow by gravity in separate HDPE DR11 pipelines; NAG in a 26” pipeline and PAG in a 14” pipeline to the TIA (located 5 km downstream from the mill). Both tailings lines are equipped with choke stations to reduce tailings line wear during the 400 m elevation drop to the TIA. The TIA is located in a valley to the northeast of the processing plant and at present consists of a North Dam and a South Dam.

Information on Mining, Milling, Infrastructure, Permitting and Compliance Activities, Environmental, Permitting, Social or Community factors, and Capital and Operating Costs can be viewed in the 2012 Red Chris Report.

Imperial Metals Corporation | 2020 Annual Information Form

Production

Red Chris metals production for the year ended December 31, 2020 was 88.3 million pounds copper, 73,787 ounces gold, and 176,376 ounces silver. Imperial’s 30% portion of Red Chris production for 2020 was 26.5 million pounds copper and 22,136 ounces gold.

Newcrest has provided production guidance in the range of 55.1 to 66.1 million pounds copper and 45 to 55 thousand ounces gold for the period July 1, 2020 to June 30, 2021 from the open pit mining operation.

Table represents 100% of annual production.

Year Ended December 31	2020	2019	2018
Ore milled - tonnes	9,381,881	10,430,762	10,668,313
Ore milled per calendar day - tonnes	25,634	28,577	29,228
Grade % - copper	0.529	0.412	0.339
Grade g/t - gold	0.451	0.244	0.259
Recovery % - copper	80.7	76.0	75.6
Recovery % - gold	54.2	44.5	47.1
Copper - lbs	88,343,342	71,880,182	63,349,009
Gold - oz	73,787	36,471	41,935
Silver - oz	176,376	133,879	103,634

The current mine life for the Red Chris mine based on the 2012 Red Chris Report is to 2043.

Several improvement initiatives were implemented in 2020 to improve efficiencies across the site, including optimization of haul road conditions and dumping locations to reduce truck cycle times, introduction of just in time fueling to increase operating time, installation of a dispatch system in the mine, and installation of lighter weight boxes on 797 trucks to increase capacity.

Six new launders were installed and are expected to increase the mass pull in the rougher circuit and lead to increased recovery of copper and gold. A concept study for additional column capacity was completed. The installation of additional cleaner flotation capacity is underway and is expected to further increase metal recoveries.

Newcrest has initiated a pre-feasibility study on the development of an underground block cave mine. Completion of this study is expected mid-2021. Thereafter, a feasibility study is planned for delivery mid-2022.

Outlook for 2021 includes an update of the resource model for Red Chris.

Construction of a portal site for an exploration decline into the deep East zone commenced in early 2021. The development of a block cave mine will be subject to completion of a successful exploration program and further studies, market and operating conditions, and a positive decision to mine. The exploration decline will be constructed to provide access for underground drilling to provide more detailed geological and geotechnical information on the initial block cave.

Drilling has confirmed the presence of higher grade pods within the deep East zone, and a number of options are being studied to mine one of the pods by underground methods other than block caving. The aim of this smaller scale underground mining would be to increase cash flow prior to the start of the block cave operations. As an initial step, an exploration decline will be constructed to provide access for underground drilling to provide more detailed geological and geotechnical information on the initial block cave.

Imperial Metals Corporation | 2020 Annual Information Form

MINERAL PROPERTY : MOUNT POLLEY MINE

The 43-101 Technical Report for the Mount Polley Mine, Cariboo Mining Division, British Columbia, (“2016 Mount Polley Report”) was filed on May 26, 2016 and is available on sedar.com.

Description, Location & Access

The Mount Polley copper-gold mine commenced operations in 1997. The mine site is located in south-central British Columbia, eight km southwest of Likely and 56 km northeast of Williams Lake. The property lies near the eastern edge of the Fraser Plateau physiographic sub-division, which is characterized by rolling topography and moderate relief. Elevations range from 920 masl at Polley Lake to 1,266 masl at the summit of Mount Polley. Road access from Williams Lake to the Mount Polley property is 15 km southeast on Highway 97 to 150 Mile House, 76 km north on Likely Road past Morehead Lake, and then 14 km south on the unpaved Bootjack Forest Access Road. The mine is connected to the BC Hydro power grid. Mining and milling operations proceed year round. When in operation, the mine has between 250-300 employees, the majority of whom commute from Williams Lake and the smaller communities in the region.

N
W
E
S
Quesnel River
Cariboo River
LIKELY
Spanish Lake
Morehead Lake
Mine Access Rd
Likely Road
Polley Lake
Mill Site
Bootjack Lake
Quesnel Lake
MOUNT POLLEY PROPERTY
Big Lake
HORSEFLY
To Williams Lake
0
2.5
5
10
Kilometres
*Revised February 2020

Imperial Metals Corporation | 2020 Annual Information Form

590000
600000
5830000
5820000
5810000
N
S
E
W
Likely
Likely Highway
MPMC10
602017
MPMC11
602067
MPMC12
602096
MPMC9
501942
MPMC13
602162
MPMC14
MPMC15
602212
602239
MPMC55
1033716
512136
415667
415668
1064102
1064103
MOREHEAD2
514049
MOOREHEAD
514037
514047
1030306
M.L.
573346
1064106
D.L. 11559
D.L. 11560
566386
M.L.
566385
M.L.
933970
Mining Lease
No. 410495
M.L. 573346
1064106
Mining Lease
No. 345731
PM5
206456
Polley Lake
Mount Polley Mill Site
Mining
Lease
No. 524068
D.L. 13207
Bootjack Lake
MPMC2
501143
Jacobie Lake
MPMC1
501124
514044
MPMC3
501162
B.C. Hydro
Right-of-Way
POL2
411010
CB16
204476
GAVIN
514040
MPMC5
501423
MPMC4
501337
514039
PM9
206795
MPMC49
501972
MPMC41
501479
PM10
206799
1062307
MPMC40
501366
MPMC42
501694
MPMC51
602854
Quesnel Lake
Hazeltine Creek
Gavin Lake
MPMC53
1023237
MPMC50
501997
MPMC43
501667
MPMC52
602071
MPMC56
1043326
MPMC48
501937
MPMC44
501761
MPMC47
501910
MPMC45 (501800)
MPMC46
501672
MOUNT POLLEY MINING CORPORATION
MOUNT POLLEY PROPERTY
Property Map
Mount Polley Mining Leases
Mount Polley Claims
Mount Polley Surface Rights
Commander Option
0
1,500
3,000
6,000
Metres
Date: November 2019
Scale: As Shown
Drawn By: MD
UTM Zone 10, NAD 83

Imperial Metals Corporation | 2020 Annual Information Form

The property consists of 57 mineral tenures covering 23,369 ha and comprises seven mining leases (valid to August 22, 2026, September 29, 2034, December 19, 2035, September 21, 2037, January 9, 2038, and November 28, 2021) totaling 2,007 ha and 50 mineral claims (nine valid until November 1, 2023, six to November 1, 2024 and 35 to November 1, 2025.) encompassing 21,362 ha. All mineral tenures are issued in accordance with the Mineral Tenure Act of British Columbia and are owned by MPMC.

In October 2019, MPMC optioned seven adjacent mineral tenures (3,331 hectares) from Commander Resources Ltd. These are included in the aggregate figures above. Upon the exercising of the option on or before December 31, 2022, these claims will be subject to a production royalty of $1.25 per tonne payable on ore mined from the claims and milled in the Mount Polley processing plant. Mining lease 933970 is subject to a production royalty held by Commander Resources Ltd. of $2.50 per tonne on the first 400,000 tonnes of ore mined and milled and $1.25 per tonne on any additional ore mined and milled, a rate that may be reduced to $0.62 per tonne by payment of $1 million. No production was undertaken from mining lease 933970 during 2018-2020.

Permitting & Environmental Management

All phases of mining and reclamation are authorized and/or regulated by the Province of British Columbia and the Federal Government of Canada. Mine operations are primarily authorized and regulated under the EMA and the Mines Act, both as administered by respective ministries of the Province of British Columbia. Mine operations and supplementary activities are also authorized and/or regulated under legislation such as the Water Act and that implemented by the MFLNRO.

Ministry	Authorization	Purpose	Permit #	Date Issued	Comment
MEMPR	Permit Approving Mining and Reclamation Program	Mining activities	M-200	August 1995	many amendments; most recent 2020
MECCS	Effluent Discharge Permit	Effluent discharge for tailings and site contact water	11678	May 1997	many amendments; most recent 2020
MECCS	Conditional Water License	use of water for dust suppression and industrial processes.	111741	December 1996
MECCS	Conditional Water License	diversion of water from Polley Lake for use in processing	101763	December 1996	amended 1997, 2002
MECCS	Waste Discharge Permit	Landfill	14590	March 1997	amended 2019
MECCS	Waste Generator Registration	Special Waste Regulation	01559	July 1997	amended 2012
MECCS	Effluent Discharge (Biosolids) Permit	Store and apply biosolids for use in reclamation	15968	December 1999	amended 2007, 2014
MECCS	Air Discharge Permit	air contaminants from mill and crusher	15087	August 1997	amended 2007
MFLNRO	Road Use Permit	Mine access	01-5654-96	June 1996	Morehead – Bootjack FSR
MFLNRO	Conditional Water License	Storage of water in Polley Lake	C132360	August 2015	for rehabilitation purposes below Polley Lake

Federal regulation of the activities at the Mount Polley mine is primarily through the Fisheries Act, which aims to protect fish habitat by prohibiting the entry of deleterious substances into fish-bearing waters, as well as the disruption or disturbance of fish habitat without the necessary approvals. Protection of fish habitat also includes the Metal Mining Effluent Regulations (annexed under the Fisheries Act) which regulate deposition of mining effluent into fish-bearing waters.

Imperial Metals Corporation | 2020 Annual Information Form

The Mount Polley Breach resulted in the release of tailings and TSF supernatant into the adjacent environment. As a result, MPMC was issued a Pollution Abatement Order pursuant to the EMA and an Engineer’s Order pursuant to the Water Act (the “Orders”). Both Orders set out a number of requirements for environmental investigation and remediation of the affected area. MPMC carried out the investigations, monitoring and remediation planning requirements of the Pollution Abatement Order and the Order was cancelled by MECCS in 2019. Remediation work of terrestrial and fish habitat is continuing under the guidance of the Engineer’s Order. In doing so, MPMC is working with local First Nations and with the applicable government agencies to ensure that it complies with the MECCS approved Conceptual Remediation Plan. Investigation of the Mount Polley Breach by Fisheries and Oceans Canada, Environment and Climate Change Canada, and the BC Conservation Officer Service is ongoing.

The Comprehensive Environmental Monitoring Program at the Mount Polley mine continues as required under authorizations from the MECCS and the MEMPR. Such programs include monitoring of groundwater, surface water (streams, lakes, and mine contact water collection sites), weather, and hydrological conditions. MPMC submits an annual Environmental and Reclamation Report to the MECCS and MEMPR. That report outlines all current and planned mining and reclamation activities, as well as environmental monitoring activities and results.

MPMC is committed to the progressive on-site reclamation of disturbed areas during the mine-life cycle and has been actively completing such work since 1998. Reclamation work since 2014 has been limited, as efforts have been focused on remediation activities in the areas affected by the Mount Polley Breach. The total on-site area reclaimed to date is 72.15 ha. On-site Mine contact water is collected, treated with a Veloia Actiflo® water treatment plant then discharged via a pipeline at depth into Quesnel Lake.

MPMC is actively engaged in research projects with academic partners to refine site reclamation and closure methods, as well as to contribute to improving industry best practices. In 2016, MPMC completed a second three-year term of partnership with Genome BC. The major component completed under this partnership, the Anaerobic Biological Reactor (“ABR”), continued operation until 2014, but was put into care and maintenance on account of the Mount Polley Breach and has since been decommissioned as part of the buttressing works around the TSF. The ABR was a fully contained passive water treatment pilot project that was developed in conjunction with Genome BC and a research group consisting of mining industry partners and the University of British Columbia. Additionally, at the time of the Mount Polley Breach, MPMC was in the first year of a partnership with Thompson Rivers University to develop a wetland passive treatment research project at the ABR outflow. After the Mount Polley Breach, MPMC and Thompson Rivers University leveraged existing grants from the Natural Sciences and Engineering Research Council of Canada and non-profit, national research organization, Mitacs, to obtain additional funding from Genome BC and Genome Canada in order to adapt the research project and use metagenomics to study passive remediation of disturbed areas and tailings material downstream of the Mount Polley Breach. The initial phase of this project was completed in 2017, although longer-term research potential exists using the baseline data that were collected and the bio-augmentation plots that were installed. In 2016, a new partnership was initiated with the University of British Columbia, with support from the Natural Sciences and Engineering Research Council of Canada, to support Mount Polley Breach rehabilitation works. Specifically, PhD research is being conducted into methods for rehabilitating soil biological communities in order to improve nutrient cycling and build soil, with the objective of improving revegetation success.

In 2017, a separate research project was initiated at the University of British Columbia, with support from the Natural Sciences and Engineering Research Council Engage program to investigate progressive remediation in waste rock piles and implications for water quality on the mine site. Lab and field research on passive water treatment approaches through consultants is ongoing and continues into 2021.

A pilot scale Constructed Wetland Treatment System was constructed on the west drainage of the mine operating from June 2019 to December 2020. The laboratory data will be used to refine the potential full-scale design and implementation of an on-site demonstration project.

Environment monitoring is ongoing during the current care and maintenance period.

Imperial Metals Corporation | 2020 Annual Information Form

History

Ownership history and early exploration of the Mount Polley property is provided in the 43-101 Technical Report for Mount Polley Mine Feasibility Study filed August 5, 2004 on sedar.com. That report contains information on the period from Mount Polley’s formal discovery in 1964, through to the formation of MPMC and subsequent mine construction in 1996. Mount Polley mine operated from 1997 through to the fall of 2001, at which time operations were suspended, and the mine placed on care and maintenance, due to a sustained period of low commodity prices. At that time, the originally designed Cariboo pit had been completed, while the Bell pit was in process of being mined.

In late 2003, following discovery of the high-grade Northeast zone, exploration resumed at Mount Polley and preparations for the restart of mining and milling began. In 2004, Imperial conducted a new feasibility study which incorporated the Northeast zone, as well as the Springer and Bell zones. In March 2005, mining began in the new Wight pit (Northeast zone) and resumed in the Bell pit. In subsequent years, drilling exploration was carried out in a number of other areas focused on expanding or deepening known deposits or testing new targets revealed by trenching, mapping and sampling programs, or by geophysical anomalies. As a result, significant copper-gold resources were delineated in the Southeast zone (mined 2008-2010), the Pond zone (mined 2009-2010), the C2 zone (now incorporated in the Cariboo zone), the WX zone, and the Boundary zone. Mining was completed in the Bell pit in 2008, and in the Wight pit in 2009. Mining in the Springer zone, which contains the majority of the remaining reserves at Mount Polley, began in 2008. Deep drilling since late 2003 has resulted in a substantial increase in Springer resources.

The first underground exploration development at Mount Polley began in 2010 in the deep Boundary zone, which was mined between 2013 and early 2017. Substantial resources also exist in the deep Northeast zone beneath the Wight pit, known as the Martel zone. The underground workings were extended from the Boundary zone for a program of delineation drilling in the Martel in winter 2016-2017 (see below).

Operations were suspended on August 4, 2014 following the Mount Polley Breach. Rehabilitation work was immediately initiated at the TSF and the affected areas downstream.

An Independent Expert Engineering and Investigation Review Panel, commissioned by the MEMLCI, investigated the Mount Polley Breach and released its report on January 30, 2015. The report concluded that the breach was sudden and without warning and was due to the fact the independent engineering firms retained by MPMC to design the TSF did not take into account the strength of the glaciolacustrine layer approximately 8 m below the foundation of the embankment in the area of the breach.

On July 9, 2015 MPMC received regulatory approvals authorizing restart of mine operations under a modified operating plan. With the TSF not authorized for continued mill process tailings deposition at the time, the modified operating plan included use of the Springer pit for tailings deposition. Operations resumed on August 5, 2015, with mill processing on a one-week-on/one-week-off schedule, and ore feed sourced from the Cariboo pit and the Boundary zone underground operation. In late November 2015, due to the complexity of operating the mill under winter conditions and considering weakened commodity prices, the mill transitioned into operating on a continuous basis.

On December 17, 2015, the Chief Inspector of Mines for the Province of British Columbia released his report on the Mount Polley Breach. The report concluded, as had the Independent Expert Engineering and Investigation Review Panel report, that the root cause of the Mount Polley Breach was associated with an engineering design that had not properly characterized the strength of a clay (glaciolacustrine) unit in the native soil foundation.

In Spring 2016, a diamond drill program was completed in the Cariboo zone (six holes, 819 m) and WX zone (five holes, 1,010 m) to assist in mine planning. On June 23, 2016 MPMC received regulatory approvals authorizing the mine to return to full operations and for use of the repaired TSF for tailings deposition.

In late 2016 and into early 2017, exploration of the deep Northeast zone known as the Martel zone, continued with an underground drilling program. The Martel zone is about 400 m east of the Boundary zone and vertically below the Wight pit. Wide spaced drilling from surface, mainly in 2004, had defined a measured and indicated below-pit resource of approximately 6.27 MT grading approximately 1.12% copper, 0.40 g/t gold and 7.38 g/t silver. The objective of the 2016-2017 drilling was to define a high-grade portion within the Martel zone for future underground mining. Access for the drilling was by a ramp and drift driven in 2016 to within about 100 m of the Martel mineralization. Holes were drilled on azimuths ranging from 070° to 090° at shallow to moderate angles from four drill stations at 25 metre intervals along the drift. Four holes (1,421 m) were completed before yearend 2016 and the remaining 21 holes in the 6,680 metre program were completed in February 2017.

Imperial Metals Corporation | 2020 Annual Information Form

Drill results and geological details were given in news releases dated February 28, 2017 and April 10, 2017. The Martel zone consists of strongly mineralized breccia and measures approximately 130 metre long, 170 metre high, and 140 metre wide; the southernmost hole in the program indicates the zone is thinning in this direction but is still open. Along its northeastern fringe, the Martel breccia gives way to monzonitic wall rock and dikes, in between which are discontinuous lenses of distinct and very high-grade, bornite-rich mineralization collectively termed the Green zone. The Green zone was intercepted in several holes over various but mainly narrow widths and displays a roughly vertical disposition; it may be more structurally controlled than the main body of the Martel.

A new resource for the Martel zone was announced August 14, 2017. The zone as presently delineated consists of 6.8 MT in the measured and indicated category, grading 0.91% copper, 0.28 g/t gold, and 5.79 g/t silver. In addition, there is an inferred resource of 635,600 tonnes grading 1.29% copper, 0.59 g/t gold, and 8.32 g/t silver. These underground resources will be incorporated into the future open pit and underground mine planning.

In 2018, all open pit production came from the Cariboo, supplemented by previously stockpiled ore. Rehabilitation work at the TSF and areas affected by the Mount Polley Breach continued through all phases of operations and in care and maintenance.

In January 2019, the Company announced Mount Polley mine operations would be suspended due to low and declining copper prices. Milling of low grade stockpiles continued through until the end of May 2019, at which time the mine was placed on care and maintenance status.

Historic production, from all zones at Mount Polley since start-up in 1997 through the temporary suspension of operations in May 2019, is approximately 594 million pounds copper and 928,000 ounces gold from about 118 MT mill throughput.

During 2019, a comprehensive exploration program was conducted of the Frypan/Morehead area, a largely till covered magnetic high which has a similar magnetic response to that obtained over the Mount Polley mine host rock of monzonite and hydrothermally altered monzonite breccia pipes. The area is located west and north of the mine and is approximately 3x3 km in size. There were 948 soil samples collected and analyzed using the Mobile Metal Ion (MMI) technique. A 80.7 line km Volterra-3D Induced Polarization (IP) survey covering the same grid area was also completed. A similar IP survey was conducted over the mine site to identify the geophysical response of the known mineralization to aid in prioritizing targets on the Frypan/Morehead area. This survey consisted of 81.5 line km and was successful in delineating the known mineralization, as well as outlining several new un-tested areas in the vicinity of the mine.

Environment monitoring is ongoing during the current care and maintenance period. Site personnel continue to maintain access, fire watch, manage collection, treatment and discharge of site contact water, and actively monitor the tailings storage facility.

Geological Setting, Mineralization & Deposit Types

Mount Polley is an alkalic porphyry copper-gold deposit. It lies in the tectono-stratigraphic Quesnel terrane or Quesnellia, which is characterized by a Middle Triassic to Early Jurassic assemblage of volcanic, sedimentary and plutonic rocks which formed in an island arc tectonic setting outboard of the ancestral North American continental margin. Quesnellia hosts several major porphyry copper deposits such as Highland Valley, Copper Mountain, Afton-Ajax, Gibraltar and Mount Milligan, all generated by early Mesozoic, calc-alkalic or alkalic arc magmatism.

In the Mount Polley region, the Triassic arc rocks are assigned to the Nicola Group and comprise alkalic basaltic to andesitic volcanics and sedimentary rocks, which are intruded by sub-volcanic stocks; all are overlain by post-Nicola, Early Jurassic clastic rocks and rare volcanics. Mount Polley itself is a complex of alkalic intermediate porphyritic intrusions and related magmatic-hydrothermal breccias. It was emplaced into the Nicola Group in the Late Triassic around 205 million years ago. The intrusive complex is about 6 km long (north-northwest) and 3 km wide, lying between Polley Lake in the east and Bootjack Lake in the west. The intrusions range from diorite (oldest) to monzonite (youngest) and are marginally undersaturated in silica. The Mount Polley Intrusive Complex is in the centre of the Mount Polley property; the remainder of the property is underlain mainly by Nicola Group volcanics and post-Nicola conglomerate, and small intrusions in which no economic mineralization has been found to date.

Imperial Metals Corporation | 2020 Annual Information Form

Mineralization in the Mount Polley Intrusive Complex (“MPIC”) is primarily hosted by irregular zones of hydrothermal breccia, which are closely related to the porphyry intrusions and were formed by magmatic devolatization processes. Mineralization and brecciation were accompanied by potassic or calc-potassic, albite, and magnetite alteration; the MPIC is bounded on most sides by propylitic country rocks. As in many alkalic porphyry systems, there is no single or simple zoned mineralization pattern, but instead a number of copper-gold zones of various size, shape and grade characteristics, distributed around the MPIC from the far north to the south. There is no clear structural control on the location of these mineralized breccia zones, although the greatest continuity and the bulk of the past and present resources occur in the centre of the MPIC (e.g. Springer, Cariboo, Bell zones) between two pre-mineral diorite intrusions. Dimensions of mineralized breccias in the MPIC range up to many hundred metres in length and width, such as in the Springer zone. Elsewhere, smaller zones (generally less than 100 m across) may form mineable bodies if grades and other factors are favourable. Post-mineral faulting probably did not disrupt the continuity of mineralized zones very significantly, except in the Northeast zone where deeper mineralization was offset along a fault a few hundred metres laterally and dropped vertically slightly.

In the deposits, the degree of brecciation and associated hydrothermal alteration is usually a reliable guide as to grade. There is relatively little post-mineralization dike dilution. Chalcopyrite is the dominant copper mineral, typically accompanied by pyrite; bornite is relatively uncommon in the centre of the MPIC. Here, copper sulfides occur as disseminations or veins and fracture coatings in brecciated intrusion, or they are disseminated in the matrix of breccias, in both cases precipitated along with alteration minerals. Mineralization has been traced by deep drilling in the Springer zone to a depth of around 900 m (from pre-mining surface).

In the north of the MPIC are much higher grade orebodies, namely the Northeast (mined in the Wight pit, 2005-2009) and Boundary zones, where copper grades can reach several percent per tonne. Chalcopyrite and significant bornite form coarse-grained infill in breccias, and intense vein and microvein stockworks. As in the zones in the centre of the MPIC, gold and silver occur mainly as microscopic inclusions in the copper sulfides and in pyrite.

Exploration has always proceeded alongside mining at Mount Polley, leading to the expansion and deepening of known deposits, or to the discovery of new zones, or raising the status or resource category of marginal prospects, potentially towards feasibility for profitable mining. Geological and geotechnical logging of drill core is integrated with down-hole assay data and used with software for computation of the resource block model and mine design. In addition, exploration and research since the restart of operations in 2004-2005 have considerably advanced understanding of geology, structure and deposit genesis at Mount Polley, improving interpretation of mineralization geometry and the design of drill programs. New underground development is followed where appropriate by wall mapping and rib sampling to further characterize the mineralization, fill gaps in the resource model, and help guide stope design.

Airborne and ground magnetic signature is regarded as the most important geophysical tool for identifying new mineralization, although tellingly it was not effective in the Northeast zone, possibly delaying discovery of that high-grade but magnetite-poor orebody until 2003. An 11-line Titan-24 deep Induced Polarization-Magnetotelluric survey was completed by Quantec Geoscience Ltd. in Fall 2009 to potentially locate blind sulfide targets and guide exploration drilling where appropriate. Outlying parts of the Mount Polley property, away from the mine site, have been explored by geological mapping, sampling and trenching and by soil surveys over intrusive bodies, with no significant results to date. Mineral potential remains most promising within the MPIC itself, or possibly buried beneath the unconformity with cover rocks (conglomerate, breccia) immediately to its north.

Exploration

MPMC acquired an option to earn a 100% interest in seven mineral claims (3,331 ha) adjacent to the mine in 2020. Three target settings occur within the optioned claims and adjacent Mount Polley claims, including a potential northern projection of the high-grade Quarry zone beneath a post-mineral conglomerate unit, a partially tested glacial till covered area where regional magnetics suggests a faulted offset of the Mount Polley Intrusive complex, which hosts the Mount Polley orebodies, is present and a till covered prospective area immediately east of the Southeast zone. A deep looking IP survey, along with a soil sampling program, was completed over the optioned claims. Drill programs have been designed to test the targets outlined on the optioned claims and to expand the copper and gold resource near historic deposits, with a focus on gold rich zones.

The 2020 exploration program was planned to improve drill hole data density of mineralization near historic mining areas where the use of underground mining is being considered, and to drill new geophysical and geochemical anomalies outlined by recent surveys in the Trio Creek area located north and northwest of the mine. Six drill holes totalling 3,792 metres were completed.

Imperial Metals Corporation | 2020 Annual Information Form

The WX zone is the most recent major discovery (2009) at Mount Polley. Located south of the Springer pit, it is noted for its high gold grades and high gold/copper ratio mineralization. Drill hole WX-20-78 was designed test and confirm the continuity of the mineralization in an area of proposed underground mining. Drilled down the plunge, this hole served to confirm the continuity of this modelled higher grade target within the WX zone.

The C2 zone is located south of the Cariboo pit. Two holes were drilled to test a zone of higher gold grade along the Polley fault at depth. Historic drilling in this zone yielded an intercept of 55 metres grading 2.14 g/t gold and 1.19% copper in drill hole C2-11-97. Both holes were successful in extending this lower gold zone.

Drill hole SD-20-162 was designed to fill a gap in drilling on the eastern side of the target area beneath the Springer pit. The Springer zone contains most of the reserves in the current open pit mine plan. Historic drilling beneath the currently planned Springer pit confirmed the mineralization continues for at least 250 metres below the pit bottom. Studies are underway to evaluate the potential for bulk underground mining beneath the planned pit.

The Trio Creek target area is located north and northwest of the mine. This area is covered by glacial till with limited bedrock exposure. Using new geophysical and geochemical anomalies outlined by recent surveys, the goal was to gain an understanding of the geological system. Drill holes TC-20-01 and TC-20-02 were designed to test new anomalies north and west of the mine. The targeted areas feature favorable geophysics that match the geophysical fingerprint of the Mount Polley mineralized host rock. Drill holes TC-20-01 and TC-20-02 have defined a clear extension to the north of similar geology and associated hydrothermal alteration zones to that which hosts the mineralization at Mount Polley. Additional exploration is planned to further define these targets.

At December 31, 2020, a total of 2,783 exploration holes (surface and underground combined) had been drilled.

Sampling, Analysis & Data Verification

Early drill core from 1966 to 1980 has largely been lost to vandalism. All core samples from 1981 onwards were collected in wooden core boxes at the drill. The average core size was NQ2, but HQ diameter drill core has become more common with deep drilling in recent years. Each core box holds approximately 4 m. Mount Polley drill core is sampled in its entirety, in most cases, with sample length of 1.0-2.5 m. The standard maximum length of a 2.5 m sample may be broken into smaller intervals where required by significant changes in geology, faults, or mineralization intensity. The core is first logged geotechnically and geologically photographed and then sample lengths are cut axially with a rock saw. One half of the core is sent for analysis and the other half stored on the property in covered core racks for future reference as a geological record, or for any necessary test work at a later date. The core library and core logging facility are located at the mine site, securely inside the mine perimeter. Pulps and rejects are stored in the same facility. All drill core post-1980 was assayed for gold, total copper, and iron while non-sulphide copper, silver and some other analyses were completed on core from certain areas of the property where the additional data was considered to be important. Much of the pre-1980 core was assayed only for total copper. Over the life of the mine, exploration samples have been assayed at a number of labs in British Columbia.

From 2006 to 2017 approximately 80% of core samples were analyzed by the on-site mine laboratory. Thereafter, core samples have been analysed at Bureau Veritas Mineral Laboratories in Vancouver. A full QA/QC program using blanks, standards and duplicates was completed for all diamond drilling samples submitted to the labs. Significant assay intervals reported represent apparent widths. Insufficient geological information is available to confirm the geological model and true width of significant assay intervals.

Imperial Metals Corporation | 2020 Annual Information Form

591500
592000
592500
5823000
5822500
157.0m @ 0.27% Cu, 0.30g/t Au
Drill Hole SD-20-162
9.1m @ 0.53% Cu, 0.59g/t Au
G
H
SECTION 3270N
SD-20-162
(270/-70)
200.0m @ 0.42% Cu, 0.52g/t Au
120.0m @ 0.30% Cu, 0.30g/t Au
10.7m @ 0.42% Cu, 1.01g/t Au
CARIBOO
PIT
SPRINGER
PIT
Drill Hole C2-20-100
43.7m 0.21% Cu; 0.33g/t Au
C2-20-100
(90/-70)
55.5m @ 0.20% Cu, 0.31g/t Au
E
F
SECTION 2940N
34.0m @ 0.23% Cu, 0.20g/t Au
Drill Hole WX-20-78
502.5m 0.33% Cu; 0.70g/t Au
WX-20-78
(90/-64)
includes 180.0m @ 0.42% Cu, 1.05g/t Au
C
D
SECTION 2790N
includes 17.5m @ 0.85% Cu, 1.30g/t Au
A
B
SECTION 2580N
C2-20-101
(270/-58)
MILL
BUILDING
40.0m @ 0.27% Cu, 0.37g/t Au
11.2m @ 0.66% Cu, 0.74g/t Au
Drill Hole C2-20-101
65.0m @ 0.28% Cu; 0.35g/t Au
BOOTJACK
LAKE
Drill Collar (new results)
Hole Trace (new results)
Mineralized Interval
Drill Collar (previous news release)
Hole Trace (previous news release)
Historical Drilling
Section Line
0 50 100 200 Metres
*2019 Air Photo
Imperial Metals
MOUNT POLLEY MINE
2020 Springer, C2 & WX Zone
Drilling Project
Date: February 23, 2021
UTM ZONE 10, NAD83
Scale: 1:6,000

Imperial Metals Corporation | 2020 Annual Information Form

Mineral Reserve and Mineral Resource Estimates: Effective date January 1, 2019

Mineral Resources are inclusive of Mineral Reserves. Ore grade cutoffs are based on the same cost assumptions used January 1, 2018.

Mount Polley Mineral Reserves at January 1, 2020
		Grade			Contained Metal
Zone/Pit	Tonnes Ore	Copper %	Gold g/t	Silver g/t	Copper lbs	Gold oz	Silver oz	Stripping Ratio
Springer	42,500,000	0.303	0.258	0.577	284,000,000	353,000	788,000	2.44
Cariboo	depleted
WX	8,400,000	0.270	0.484	0.576	50,000,000	131,000	155,000	5.65
Boundary OP	600,000	0.647	0.579	4.392	9,000,000	11,000	85,000	8.67
Martel UG	2,272,000	1.145	0.299	7.205	57,000,000	22,000	526,000	n/a
Total Reserve	53,772,000	0.337	0.299	0.899	400,000,000	517,000	1,554,000	3.12

Mount Polley Mineral Resources at January 1, 2020
		Grade			Contained Metal
	Tonnes Ore	Copper %	Gold g/t	Silver g/t	Copper lbs	Gold oz	Silver oz
Measured	103,193,000	0.319	0.300	0.823	725,000,000	996,000	2,730,000
Indicated	91,127,000	0.266	0.269	0.619	534,000,000	787,000	1,814,000
Total Measured & Indicated	194,320,000	0.294	0.285	0.727	1,259,000,000	1,783,000	4,544,000
Total Inferred	5,619,000	0.374	0.276	2.187	46,000,000	50,000	395,000

The 2019 Mineral Reserve estimate includes open pit mining of the Springer, Boundary, and WX zones, and underground mining of the Martel zone. The Cariboo reserve was mined to completion in 2018. The Mineral Reserve estimate was calculated using a detailed mine schedule based upon open pit and underground mine designs created using the following metal price assumptions: US$3.00/lb copper, US$1,250/oz gold, US$18.00/oz silver and a $0.80 US/CDN exchange rate. The Mineral Reserve for the Martel zone was generated using detailed stope designs. Ore cut-off grades were calculated using a mill head value (“MHV”) calculation which is similar to a net-smelter return calculation with unit site operating costs included to provide an estimation of ore value after all costs except direct mining costs. For open pit mining, a $1 per tonne MHV cut-off is employed, while a $40 MHV reserve cutoff was used for the Martel zone.

The 2019 Mineral Resource estimate includes both open pit and underground Mineral Resources. All Mineral Resources were calculated using the following metal price assumptions: US$3.40/lb copper, US$1,300/oz gold, US$21.00/oz silver and a $0.80 US/CDN exchange rate. Open Pit Mineral Resources were calculated using a Lerchs-Grossman algorithm to define the largest incrementally profitable pit pushback using the stated metal price assumptions and current pit wall angles. This pushback was restricted from encroaching within 100 m of the mill facility. Open Pit Mineral Reserves are contained within this Open Pit Mineral Resource shape, with ore cut-offs utilizing a $1 per tonne MHV cutoff using Mineral Resource metal prices. Underground Mineral Resources were calculating by applying a MHV cutoff of either $30 or $40 per tonne depending on zone and potential mining costs. A manual removal of isolated or small areas of modelled mineralization was also undertaken to ensure that the Underground Mineral Resource has reasonable prospects for economic extraction.

The Mineral Resource and Mineral Reserve estimates for the Mount Polley property were prepared by Art Frye, Mine Operations Manager, MPMC, under the supervision of Greg Gillstrom, P.Eng.. Refer to the 2016 Mount Polley Report for detailed information.

Imperial Metals Corporation | 2020 Annual Information Form

Mining and Mineral Processing

The Mount Polley mine is a 20,000 tonne per day open pit conventional milling operation. In the Mount Polley mine mill, run-of-mine ore from the open pits and underground is hauled to the crusher. The crusher has three stages of crushing involving five crushers, twenty conveyors and four sets of screens. Ore is deposited by rock trucks into the feed pocket of the primary gyratory crusher and is then crushed in three stages to produce a product for the grinding circuit. Pebbles obtained from the triple deck screen in the crushing plant are used as grinding media in the pebble mills. Periodically, the crusher is also used for production of aggregates used in TSF construction and other tasks.

The grinding circuit consists of two parallel rod mill/ball mill circuits and a pebble mill circuit. Crusher product is first split between two rod mills where water is added, and a slurry is formed to grind the product down to a sand like texture. The rod mill discharge is pumped to the primary hydrocyclones that classify the particles by size. The larger particles flow to feed the ball mills while the fine particles report to two flash flotation cells. The ball and pebble mills are in “closed circuit”, meaning that the discharge is pumped to the classifying units (primary hydrocyclones) and the particles will not pass to the next stage until the particle sizes are fine enough. The flash flotation product can report directly to the dewatering circuit or to the cleaner circuit for further upgrading. The overflow from the pebble mill hydrocyclones reports to the flotation circuit.

The flotation circuit separates the valuable minerals from the rest of the ground particles. With the addition of reagents, the valuable minerals, mostly in the form of sulphides, are separated by flotation and are collected and upgraded to produce a concentrate. Initial separation is completed in a rougher/scavenger circuit, where the remaining minerals are discarded as tailings (which flow by gravity to the TSF). Rougher concentrate is reground in a regrind mill and further upgraded in a cleaner circuit to produce the final concentrate product. Cleaner tailings report to the cleaner scavenger circuit, and the tailings from the cleaner scavenger circuit are recycled to the rougher scavenger circuit to maximize recovery.

The concentrate from the flotation circuit is dewatered in two stages. In the first stage the thickener settles particles and decants water so that the settled particles form a sludge that has a reduced water content of roughly 25%-30%. In the second stage, pressure filtration further reduces water content to approximately 8%. The water removed is utilized as process water. The filtered concentrate is stored in the load-out building and loaded onto 40-tonne trucks for shipping. Tailings materials generated by mill operations are piped via gravity to the TSF.

Information on Mining, Milling, Infrastructure, Permitting and Compliance Activities, Environmental, Permitting, Social or Community factors, and Capital and Operating Costs can be viewed in the 2016 Mount Polley Report.

Production

Mount Polley mine has been on care and maintenance status since operations were suspended in May 2019.

The mine restart plan prepared in 2019 is being updated to include revised pit designs, results of recent drilling, and current metal prices. The COVID-19 pandemic has had an impact on mine restart scenarios, however the vaccine distribution is anticipated to mitigate this risk. When the revised restart plan has been updated and the Province wide vaccine distribution is complete, the Company will seek to secure financing to fund restart of the mine.

Years Ended December 31	2019	2018
Ore milled - tonnes	2,231,119	6,195,760
Ore milled per calendar day - tonnes	14,776	16,975
Grade % - copper	0.229	0.207
Grade g/t - gold	0.283	0.277
Recovery % - copper	33.96	52.89
Recovery % - gold	52.33	67.25
Copper – lbs	3,824,994	14,973,631
Gold - oz	10,619	37,120
Silver – oz	11,119	33,458

Imperial Metals Corporation | 2020 Annual Information Form

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Imperial Metals Corporation | 2020 Annual Information Form

MINERAL PROPERTY: HUCKLEBERRY MINE

The 43-101 Technical Report on the Main Zone Optimization, Huckleberry Mine, Omineca Mining Division, British Columbia, (“2011 Huckleberry Report”) was filed November 22, 2011, and an amendment was filed on May 13, 2016. Both reports are available on sedar.com.

Description, Location & Access

Huckleberry Mines Ltd. (“HML”) is owner/operator of the Huckleberry copper mine in west-central British Columbia. Imperial holds 100% of the shares of HML through HML Mining Inc., a wholly owned subsidiary of Imperial.

The Huckleberry mine lies on the southern flank of Huckleberry Mountain, the highest point at 1,542 masl and north of Tahtsa Reach, the lowest point at 860 masl on the Nechako Reservoir. The deposits have an average surface elevation of 1,036 masl. Access to the property is along 121 km of gravel forest service roads and a private access road. A 138 kV power line supplies hydro power to the site. The District of Houston is 307 km west of Prince George, 411 km east of Prince Rupert and served by Highway 16 and the Canadian National Railway. When in operation the mine employs approximately 260 people from nearby Houston and surrounding local communities.

The Huckleberry property covers 23,241 ha and consists of the main property comprised of two mining leases having terms to June 25, 2027 and April 26, 2022 respectively and totaling 2,422 ha and 38 mineral claims (six valid to December 31, 2021; 25 valid until August 23, 2022; five valid until August 23, 2023; and two valid to February 1, 2024) encompassing 16,498 ha. The Huckleberry property also includes the contiguous Whiting Creek property located north of the mine, which consists of six minerals claims covering 4,321 ha, (five valid to December 31, 2021; and one valid to July 17, 2026).

Imperial Metals Corporation | 2020 Annual Information Form

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HUCKLEBERRY MINE
Huckleberry Tenure Map
Date: December 2019
UTM Zone 9, NAD83
Scale: 1:110,000
Drawn By: MD

Imperial Metals Corporation | 2020 Annual Information Form

Permitting & Environmental Management

When in operation, Huckleberry mine operates under Mines Act Permit M-203 (amended 2011 when the Main Zone Optimization plan (“MZO plan”) was accepted by the MEMLCI. Water quality is monitored per requirements outlined by the MECCS Environmental Management Act Permit 14483, and Environment Canada. Site water discharge to Tahtsa Reach is primarily through two permitted discharge points (Tahtsa Reach Outflow and SC-4), with discharge criteria outlined in the discharge permits.

Regulatory requirements pertaining to the care and maintenance status of the mine are being carried out, including submission of a Care and Maintenance Manual to the MEMLCI.

An update of the Huckleberry Mine Closure Plan was prepared and submitted to the MEMPR in February 2021.

History

Copper mineralization at Huckleberry was first discovered by Kennco Explorations (Western) Limited in 1962. Granby Mining Company Ltd. optioned the property in 1972. The property remained idle until 1975 when Noranda Exploration Company Limited exercised an option. Noranda’s option was dropped, and in 1992 New Canamin Resources Ltd. optioned the property from Kennecott Canada. In May 1994 Kennecott elected not to exercise its re-acquisition rights and New Canamin became sole owner of this property.

In July 1995 Princeton Mining Corporation (“Princeton”) acquired all the shares of New Canamin. A strategic alliance with Mitsubishi Materials Corporation, Marubeni Corporation, Dowa Mining Co. Ltd. and Furukawa Co. Ltd. (the “Japan Group”) was established to assist in financing the project. A feasibility study was commissioned by Princeton and completed by H.A. Simons in August 1995. In June 1996 the Japan Group purchased a 40% equity position in HML and entered into an agreement to provide US$60 million in project loan financing based on the site’s positive feasibility. Mitsubishi Materials Corporation, Dowa Mining Co. Ltd. and Furukawa Co. Ltd. also entered into a long term contract for the purchase of all copper concentrates from the Huckleberry mine. The British Columbia Government provided financial assistance in the form of a $15 million loan to HML for infrastructure including roads and power lines.

Construction of the mine commenced in June 1996. The total cost to construct, install and commission the facilities was approximately $142 million. This included direct field costs of executing the Huckleberry project, plus the indirect costs associated with design, construction and commissioning. The Huckleberry mine started commissioning activities in September 1997 and achieved production in October 1997.

In 1998, Imperial acquired Princeton which held a 60% interest in HML. Imperial held the 60% interest until June 1999 when 10% of HML was sold to the Japan Group. In July 1998 the major stakeholders of HML entered into an economic plan, sponsored by the British Columbia Job Protection Commission, for a period of two years from July 1998 to June 2000. All existing loans were restructured under the economic plan. During this time the copper price continued to deteriorate, and a second loan restructuring agreement was entered in March 1999. As part of the March 1999 loan restructuring agreement, a wholly owned subsidiary of Imperial provided a $2.5 million loan facility. HML repaid the $2.5 million of senior ranking debt owed to Imperial in December 2004. HML became debt free in 2006 after having repaid $120.9 million of long term debt. Since 2006 HML has declared and paid dividends totaling $45 million.

Operations at the Huckleberry mine were scheduled to wind down in 2007-2008 but the mine life was extended to 2014 with the development of resources in the Main Zone Extension pit (“MZX”). The 2011 Huckleberry Report detailed new reserves and the extension of the mine life by mining an expanded Main zone pit and MZO pit and developing a new TSF. Construction of the TSF commenced in May 2012 and TSF embankments are raised annually as required.

In February 2014, mine operations were temporarily suspended for about one month when a tooth failed on the SAG mill bull gear. A replacement bull gear and two pinion gears for the SAG mill were installed in December 2014. There have been no issues with the SAG mill through to suspension of operations in August 2016.

In 2015, HML reviewed its mining and milling plans. Cost control initiatives were implemented to reduce costs and optimize production in response to the low copper price. Significant efforts to reduce mine operating costs were made however, the realized savings were not sufficient to offset the decline of the copper price.

Imperial Metals Corporation | 2020 Annual Information Form

Huckleberry operations ceased in August 2016, and the mine remains on care and maintenance status.

Activities at the mine site during closure focus on maintaining access, water management (includes water transfer between storage facilities on-site and release of mine contact water into Tahtsa Reach), snow removal, maintenance of site infrastructure and equipment, mine permit compliance, updating the life of mine plan, environmental compliance monitoring, and monitoring tailings management facilities.

Outlook for 2021 includes development of a mine restart plan which will include current metal prices.

The COVID-19 pandemic has impacted the mine restart timeline however, the vaccine distribution is anticipated to mitigate this risk. The Company will seek to secure financing to fund restart of the mine following completion of the Province wide vaccine distribution.

Historical Exploration & Drilling

In 2011, HML conducted a deep Induced Polarization ground geophysics (Titan 24) survey. A total of four lines, averaging 2.5 km in length each at 250 metre spacing were tested. Geophysics lines extended from eastern portions of the mining claim to the west, encompassing an area that includes the mined out Main zone pit and portion of the MZX pit. A diamond drilling program designed to test the Titan 24 targets and the NAG quarry adjacent to the Main zone totaled 3,695 m.

In 2012, HML followed up on the 2011 exploration drilling with additional drilling in the mine site area. Drilling was divided between deep and near-surface targets located adjacent to the MZO pit. The near-surface drilling added a significant low-grade resource to the deposit. Deep drilling tested for the extension of ore-grade material along the eastern portions of the Main zone deposit. Drilling of a coincident moderate chargeability/resistivity anomaly resulted in the discovery of the MZ Deep target, an extensive zone located at depth between the Main zone (“MZ”) and East zone (“EZ”). The correlation between this type of anomaly and copper mineralization led to an expanded Titan-24 deep imaging IP-MT survey, comprising 10 line km designed to build on survey data from 2011 and seek new targets.

In 2013, HML completed another diamond drilling program in the mine site area. The majority of this work was directed towards filling in gaps in historic drilling and expanding resources directly to the west, south, southwest and northeast of the planned MZO pit. Several holes were also drilled at the limits of the MZ Deep target to determine the extents of the zone and to determine its relationship to the other zones. This drilling, in conjunction with earlier drill results indicates the presence of a geological continuity of dominantly low-grade mineralization at depth between Huckleberry’s major deposits. A geochemical soil sampling program on the adjacent Huckleberry North claims was also completed in 2013.

In 2014, a limited greenfield exploration program was completed on the Whiting Creek property, a copper-molybdenum showing, located approximately 8 km from the Huckleberry processing plant. Work included geological mapping, and collection of 301 soil samples. While no new soil anomalies were discovered, several major structural features and intrusive contacts were refined by the mapping.

In 2015, HML completed three diamond drill holes for a total of 1,194 m at the Creek zone of the Whiting Creek property. These holes were directed towards testing the deposit at depths greater than 200 m, and to test continuity between historical drill hole intercepts. Results from this drilling provided needed information on the geometry and extent of the deposit and confirmed the presence of chalcopyrite mineralization to depths of greater than 400 m below surface. Results from 2015 support the interpretation of a steeply dipping mineralized zone surrounding a weakly mineralized core of the Creek zone deposit.

In 2016, a small drilling program was conducted at the Creek zone to meet the assessment requirement for these claims. Three diamond drill holes were drilled to test the edges of the Creek zone, one of three known zones of mineralization at Whiting Creek. All three holes intersected copper mineralization with WC16-01 intersecting 70.1 m of 0.39% copper and 0.02% molybdenum from surface, WC-16-02 intersecting 222.5 m of 0.31% copper and 0.02% molybdenum both mineralized intervals starting from near surface and WC16-03 intersecting 152.4 m of 0.25% copper and 0.02% molybdenum starting at a depth of approximately 185 m. The drilling shows that the Creek zone is open to the west, and has potential to have higher grades, as the intercept in WC16-01 included a 36.6 metre intercept of 0.57% copper. A soil and rock sampling program was completed in 2016, expanding on the Rusty zone copper-gold by collecting 86 soil and 15 rock samples.

Imperial Metals Corporation | 2020 Annual Information Form

During 2017, it was decided to use soil sampling methods at the Whiting Creek property to expand on the known soil anomalies before the next phase of drilling. Two areas were selected to compare the conventional B-horizon soil sampling method and analysis with the low-level detection MMI method over where deep overburden was located. The first area selected was in the Creek zone centered over exploration drill hole WC16-01 which recorded 0.565% copper over an interval of approximately 37 m which starts at a depth of 53.34 m. Copper mineralization at this shallow depth was unexpected since historical soil sampling above this area recorded no anomalous copper values. Due to the lack of a soil anomaly above WC16-01, the MMI soil sampling and analysis was implemented in addition to conventional geochemical methods on all soil samples collected from this area. The MMI soil samples highlight the buried copper mineralization very well compared to the limited response using conventional methods.

Additional soil sampling in the Creek zone was completed over another area with a high induced polarity chargeability response. This anomaly is located southeast of the WC16-01 drill collar by approximately 1.5 km. The area containing the anomaly has an east-west strike length of approximately 800 m and a width (north-south) of 250 m. Previous soil sampling documented little to no copper in this area. The MMI soil sampling in this area was successful in outlining a strong copper in soil anomaly.

Conventional soil sampling was also implemented to further quantify the extent of an anomalous +200 ppm copper halo in the Rusty zone. Sampling was completed along two 1,000 metre long east-west lines. The lines are parallel to one another and are 100 m apart. Both lines traverse several large gaps within the geochemical coverage of the Rusty zone copper anomaly and were successful in expanding the copper anomaly.

In 2018, a comprehensive review of exploration was conducted, and a plan for additional exploration consisting of MMI soil sampling, geological mapping and diamond drilling was developed.

In 2019, an MMI soil sampling program was conducted at Whiting Creek. MMI soil samples were taken over portions of the Creek Zone, the Rusty Zone, and the Ridge Zone at Whiting Creek. The program consisted of 449 samples collected over roughly 11.5 km of soil lines.

Geological Setting, Mineralization & Deposit Types

The Huckleberry mine is a typical porphyry copper-molybdenum deposit. It is characterized as a calc-alkalic copper-molybdenum type mineralization. These deposits are typically hosted in intrusive rocks, usually of granodioritic or quartz monzonitic composition, and in volcanic rocks surrounding intrusives. These deposits are often large, oval, inverted-cone shaped deposits, and display multiple zones of hydrothermal alteration and sulphide mineralization. The hydrothermal alteration is usually extensive and consists of an inner potassic zone closely associated with the sulphide mineralization, surrounded by propylitic alteration associated with pyrite. Phyllic and argillic alteration can be either part of the zonal pattern between the potassic and propylitic zones or can be somewhat irregular or tabular younger zones superimposed on older alteration and sulphide assemblages. Chalcopyrite, bornite, chalcocite, enargite, other copper minerals, molybdenum and pyrite are typically the dominant sulphides. The mineralization is dominantly structurally controlled, mainly through stockworks, veins, vein sets, breccias, disseminations and replacements.

Mineralization is similar in both the MZ and EZ deposits and is contained within altered volcanic rocks. Copper mineralization is predominantly chalcopyrite, occurring as fine to medium grained aggregate filling veinlets and fractures, and as fine grained disseminations in the envelopes around the veinlets. Molybdenum occurs as molybdenite, which is found as disseminations and clusters within quartz/gypsum veins. Molybdenite is generally low in chalcopyrite and appears to have been deposited separately and later than the copper mineralization.

The Main zone was the first zone to be discovered and was well defined by drilling. The zone was a kidney bean shape, wrapping around the east side of the porphyry stock with an arc length of 500 metre, a width of 150 m, and depths of up to 300 m below surface.

Mineralization in the EZ is easterly trending and about 200-300 m wide and 900 m long. Mineralization occurs to depths of over 300 m and remains open, however, the surrounding hills and unfavourable surface topography make it unlikely the deeper resource can be mined economically (note: pit has been backfilled). Core recovery was a problem in the upper portion of both deposits because gypsum fracture fillings have been dissolved, leaving the rock in a friable condition. Core recovery in this material has been as low as 0% over 100 m. Comparison of grade versus core recovery showed that grade fell off in proportion to recovery. Following an analysis of these comparisons, it was decided to consider all samples with recoveries below 50%, which only comprise less than 2% of the database, as unsampled. Assay data was composited on 8 metre vertical bench elevations. Specific gravity determinations were performed on 340 samples taken from eight holes within the EZ deposit. An average specific gravity of 2.69 was used for both deposits.

Imperial Metals Corporation | 2020 Annual Information Form

Gold, silver and molybdenum were not modeled in the Main zone due to incomplete data sets. Instead the block grades have been determined using correlations with copper assays, which are quite strong. For the EZ, molybdenum and silver grades were modeled using the Kriging parameters determined for the copper model. Due to the friable nature of the gypsum depletion zone, recognition of the overburden/bedrock face was difficult during the early drilling campaigns. The interface was established from drill data and the position of outcrops on the north slope and was used to estimate overburden thickness.

Exploration

The focus during the current closure of the Huckleberry mine is to conduct exploration on the property to expand the resource. In 2018, a comprehensive review of exploration was conducted, and a plan for additional exploration consisting of MMI soil sampling, geological mapping and diamond drilling was developed. In 2019, an MMI soil sampling program was conducted at Whiting Creek. MMI soil samples were taken over portions of the Creek Zone, the Rusty Zone, and the Ridge Zone at Whiting Creek.

In 2020, a drill program to test the East zone at depth was designed to evaluate the deposit where the majority of historic drill holes were stopped at a depth of 300 m while still in copper mineralization. Mining at the East zone only went to a depth of about 200 metres. Between 1997 and 2007, the East zone pit provided high grade mill feed of approximately 50 million tonnes ore grading 0.55% copper. Mining to 2016 was from two zones of mineralization, the East and Main zones, with the East zone containing the higher-grade copper mineralization.

Three drill holes totaling 2,491 m were completed. Drill results confirmed that copper mineralization continues to significant depths below the East zone pit and historic drilling. Additional drilling will be necessary to further define and expand the limits of the East zone copper deposit.

In addition, a Volterra 3-Dimensional Induced Polarization survey was conducted over the East zone to produce a geophysical signature over zones of known mineralization and enhance the geological model and ore controls. The data will be interpreted and used to locate new drill targets.

Sampling, Analysis & Data Verification

Sample collection, processing and analysis were conducted at the Huckleberry mine site up to 2016. Samples sent for analysis to an outside lab were transported by a bonded carrier. Split core, coarse sample rejects and pulverized sample rejects are stored at the Huckleberry mine site for future reference.

Since 2016, samples have been analysed at Bureau Veritas Mineral Laboratories in Vancouver. A full QA/QC program using blanks, standards and duplicates was completed for all diamond drilling samples submitted to the labs. Significant assay intervals reported represent apparent widths. Insufficient geological information is available to confirm the geological model and true width of significant assay intervals. Jim Miller-Tait, P.Geo., VP Exploration, is the current designated Qualified Person as defined by National Instrument 43-101.

For all exploration programs, diamond drill core was removed from the core barrel, boxed and transported to the core facility at the Huckleberry mine. After logging, the core was sampled under professional supervision. The undisturbed core was first logged with a record made of lithology, mineralization, sulphide content and structure. Estimates were made of core recovery. After geological and geotechnical logging, the core was split using a hydraulic core splitter. The approach was to send half of the core for analysis, and to retain the reject half. The first split was bagged with an identifying sample tag, and the other half was returned to the core tray for future reference. The bags were closed, and the bagged samples were taken to the Huckleberry mine on-site laboratory. The split core was returned to the box and is stored at the Huckleberry mine site. Sample widths varied slightly, but in general a 3.0 metre sample was processed. Minimum sample weight was approximately 3 kg with the average weight of samples submitted for analysis being approximately 7.5 kg. Core recovery was good and provided sufficient sample for analysis.

Sample preparation and some analysis was performed in the Huckleberry mine laboratory (in operation since the mine opened in 1997). As it is not a certified assay laboratory, the control on the quality of analysis is provided by submission of samples on a regular basis to ALS Minerals Laboratories, North Vancouver, BC, a certified assay facility with an ISO9001:2008 certification. Further control was also provided by submission of samples from the diamond drill programs to Bureau Veritas Mineral Laboratories (formerly Acme Analytical Laboratories) based in Vancouver, British Columbia. Reference materials, consisting of prepared standards, blanks and duplicates were inserted into the sample stream prior to delivery to the laboratory. Reference materials were also placed in the sample stream at the laboratory. Upon receipt at the sample preparation facility at the Huckleberry mine, samples were dried, crushed, split, pulverized and delivered to the laboratory.

Imperial Metals Corporation | 2020 Annual Information Form

Analyses were performed for copper and molybdenum using an aqua regia digestion. The pulverized samples were split down to 2 g. The 2 g aliquots were attacked by an aqua regia (HCl-HNO3–H20) digestion and analyzed for copper and molybdenum using Atomic Absorption Spectrophotometry. In the laboratory, a suite of blanks, reference materials and duplicate samples were inserted into the sample stream, at a rate of approximately one in ten analyses represents a quality control check. The results reported were within the limits of instrumental and analytical accuracy. Prior to 2004 field duplicates were collected and analyzed from two separate samples from the same core interval. Every 20th core sample was quartered, with the two quarters sent for analysis. They were used to measure the reproducibility of sampling, which includes both laboratory variation and sample variation.

The Huckleberry mine site is not open to the general public and as such may be considered secure. For diamond drill data collected before 2004, the database has been proofread and checked for accuracy against the original logs and assay sheets, kept on file at the Huckleberry mine. The database was constructed before the implementation of NI 43-101 and its requirements for QA/QC however, the database has been extensively tested by the collection of tens of thousands of blasthole assays in the MZ, EZ and MZX pits. These have been reconciled against the production of millions of pounds of copper and molybdenum metal.

Mineral Reserve Estimate

Huckleberry mine operations were suspended August 31, 2016. The mine remains on care and maintenance status. The mineral reserve estimate for the year ended December 31, 2016.

Huckleberry Mine Probable Reserves*
	Ore (tonnes)	Copper %
MZO	34,960,000	0.324

*@ cut-off grade 0.150% Copper (excluding stockpiles)

Reserve estimate was prepared under the supervision of Kent Christensen, P.Eng., General Manager, designated the Qualified Person as defined in NI 43-10 for the estimate. The 2011 Huckleberry Report provides discussion of the key assumptions, parameters, and methods used to estimate mineral reserves and risks that could materially affect the potential development of the mineral reserves.

Mining and Mineral Processing

Huckleberry is an open pit copper-molybdenum mine. Operations began in September 1997, with initial mining in the EZ starter pit. Since initiation, mining has switched between the EZ and the MZ located 600 m to the west. Tailings and barren rock were placed in designated tailings management facilities (“TMF-2” and “TMF-3”), as well as backfilled into completed mine pits. TMF-2 was used for tailings and PAG rock disposal in the initial years of mine development. When mining reverted back to the EZ in 2002, tailings and PAG rock were backfilled to the MZ pit area. This area is contiguous with the TMF-2 impoundment and is retained by three dams: the TMF-2 Dam to the southwest, the East Dam to the east (between the MZ pit and the EZ pit), and the Orica Saddle Dam to the south. The TMF-2 is full to its design capacity. The TMF-3 was constructed in 2012 to store the additional tailings and PAG rock.

Ore from the pit is delivered to a 42”x 65” gyratory crusher and after crushing is conveyed to a stockpile. Ore from the stockpile is ground in two stages prior to flotation, firstly in a single 10,000 hp SAG mill, and secondly in two 5,000 hp ball mills. A bulk copper concentrate is floated from the ball mill product. The bulk copper concentrate is then reground in a 1,500 hp regrind mill, and then floated again to produce a final copper concentrate grading approximately 27% copper.

The concentrate is thickened and dewatered prior to shipment. A SAG pebble circuit was completed in mid-2000. This circuit consists of conveyors that transports this coarse SAG mill discharge to a pebble crusher where the materials are crushed and then returned to the SAG mill.

During 2015, HML reviewed mining and milling plans and subsequently implemented cost control initiatives to reduce costs and optimize production in response to the drop in copper prices. HML made significant efforts during 2015 to reduce Huckleberry mine operating costs however, the realized savings were not sufficient to offset the decline of the copper price.

Imperial Metals Corporation | 2020 Annual Information Form

On January 6, 2016, HML suspended pit mining operations. Stockpiles were then milled until the end of August 2016. Huckleberry mine remains on care and maintenance.

Information on Mining, Milling, Infrastructure, Permitting and Compliance Activities, Environmental, Permitting, Social or Community factors and Capital and Operating Costs can be viewed in the 2011 Huckleberry Report.

Production

Huckleberry mine remains on care and maintenance status. A mine restart plan is under development and will include current metal prices.

The COVID-19 pandemic has impacted the mine restart timeline however, the vaccine distribution is anticipated to mitigate this risk. The Company will seek to secure financing to fund restart of the mine following completion of the Province wide vaccine distribution.

Other Properties

Imperial holds a portfolio of 25 greenfield exploration properties in British Columbia. These properties have defined areas of mineralization and clear exploration potential. Management continues to evaluate various opportunities to advance many of these properties, and work will be conducted to keep these properties in good standing.

Imperial Metals Corporation | 2020 Annual Information Form

Dividends and Distributions

Imperial has not declared, and does not intend to declare, cash dividends or distributions on its securities. Payment of dividends is within the discretion of the Company’s Board of Directors and will depend on Imperial’s future earnings, if any, its capital requirements and financial condition, and other relevant factors.

Capital Structure

Imperial’s Authorized Share Capital:

•	50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors, of which 3,100,000 have been designated as Series A First Preferred shares (issued & outstanding–nil).
•	50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors (issued & outstanding–nil).
•	An unlimited number of Common Shares without par value.
•	As at December 31, 2020 there were 128,490,174 Common Shares issued & outstanding.

Each Common Share entitles its holder to notice of all meetings of holders of Common Shares and to attend and vote at such meetings. All of the Common Shares rank equally as to participation in dividends as and when declared and in the distribution of Imperial’s remaining assets on a liquidation, dissolution or winding-up.

The directors of Imperial are authorized to issue the First Preferred shares and the Second Preferred shares in one or more series, to set the number of shares in and determine the designation of each such series and to attach such rights and restrictions to each series as they may determine. No First Preferred shares or Second Preferred shares have been issued subject to call or assessment. Currently, there are no pre-emptive or conversion or exchange rights attached to First Preferred shares or Second Preferred Shares and no provisions for redemption, retraction, or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of the authorized share structure of Imperial are contained in the British Columbia Business Corporations Act.

Market for Securities

Imperial’s common shares are listed on The Toronto Stock Exchange and trade under symbol III.

2020	High	Low	Volume Traded
Jan	2.30	1.92	587,712
Feb	2.09	1.51	582,108
Mar	1.78	0.99	1,475,325
Apr	1.90	1.23	486,510
May	1.90	1.62	651,378
Jun	2.20	1.72	752,065
Jul	3.01	2.00	1,944,833
Aug	3.56	2.95	1,586,896
Sep	3.56	2.91	1,049,519
Oct	3.27	2.92	625,048
Nov	3.55	3.00	896,224
Dec	5.12	3.41	1,867,798

Imperial Metals Corporation | 2020 Annual Information Form

Directors & Executive Officers

The term of office for each director will expire at Imperial’s 2021 Annual General Meeting, or when their successor is duly elected or appointed, unless their office is earlier vacated in accordance with the articles of the Company.

Name, Province and Country of Residence	Current Position with Imperial	Present Principal Occupation and Preceding Five Years	Director Since
Pierre Lebel British Columbia, Canada	Chairman Director 1.3.4.	Chairman	2001 Dec 6
J. Brian Kynoch British Columbia, Canada	President Director 4.	President	2002 Mar 7
Larry G. Moeller Alberta, Canada	Lead Director 1.2.3.	President, Kimball Capital Corporation	2002 Mar 7
Theodore Muraro British Columbia, Canada	Director 2.4.5.	Geological Engineer	2009 Nov 4
Janine North British Columbia, Canada	Director 1.2.5.	Professional Director	2018 May 22
JP Veitch Alberta, Canada	Director 1.5.	Director, Secretary/Treasurer of a private consultancy company	2018 May 22
Edward Yurkowski British Columbia, Canada	Director 1.2.3.4.5.	Retired mining contractor & mining executive	2005 May 20
Darb Dhillon British Columbia, Canada	Chief Financial Officer & Corporate Secretary	Chief Financial Officer & Corporate Secretary (2020); prior thereto: Vice President Finance (2017); Director of Finance, Newmarket Gold Inc., Kirkland Lake Gold (2017).	-
Don Parsons British Columbia, Canada	Chief Operating Officer	Chief Operating Officer	-
Randall Thompson British Columbia, Canada	Vice President Operations	Vice President Operations (2018); prior thereto: Red Chris Mine General Manager (2018); Chief Operating Officer, JDS Silver Inc.(2017); President, Huckleberry Mines Ltd. (2016).	-
Jim Miller-Tait British Columbia, Canada	Vice President Exploration	Vice President Exploration (2017); Exploration Manager (2009)	-
Sheila Colwill British Columbia, Canada	Vice President Marketing	Vice President Marketing (2017); Marketing Manager (2011)	-

Committees: 1. Audit 2. Compensation 3. Corporate Governance & Nominating 4. Health & Safety 5. Special: Mount Polley Breach

Shareholdings of Directors and Executive Officers

The directors and executive officers beneficially owned, or controlled, or directed, directly or indirectly, a total of 5,731,685 common shares of Imperial, representing approximately 4.6% of the total 128,490,174 issued and outstanding common shares of Imperial as December 31, 2020.

Imperial Metals Corporation | 2020 Annual Information Form

Audit Committee

The Audit Committee is structured to comply with National Instrument 52-110 (“NI 52-110”) and is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.

All members of the Audit Committee are independent, financially literate, and understand the breadth and level of complexity of the issues that may reasonably be expected to be raised by the Company’s financial statements.

Larry Moeller, B. Comm., CPA, CA, CBV – Audit Committee Chair

President, Kimball Capital Corporation, a private company in Calgary, Alberta, and Director, Magellan Aerospace Corporation and Orbus Pharma Inc.

Pierre Lebel, LL.B., MBA

Director & Audit Committee, HomeEquity Bank and West Vault Mining Inc., and Director, Business Council of British Columbia.

Janine North, ICD.D.

Director, Conifex Timber Inc., BC Ferry Services Corp., and Mercer International Inc.

J.P Veitch

Director & Secretary/Treasurer, a private consultancy company.

Edward Yurkowski, P.Eng.

Mining industry Engineer & Consultant, and Director & Audit Committee, Fortune Minerals Ltd.

Audit Committee Charter

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The Audit Committee Charter is available in the Corporate Governance section on imperialmetals.com.

Reliance on Certain Exemptions

At no time since commencement of the Company’s most recently completed financial year has the Company relied on the exemptions in Sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6 or 3.8 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

At no time since commencement of the Company’s most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of non-audit services and to consider the independence of the external auditors. The Audit Committee has delegated to the Chair of the Audit Committee the authority to act on behalf of the Committee with respect to the pre-approval of the audit and permitted non-audit services provided by Deloitte LLP from time to time. The Chair reports on any such pre-approval at each meeting of the Audit Committee.

Imperial Metals Corporation | 2020 Annual Information Form

External Auditor Service Fees

Aggregate fees paid to Deloitte LLP:

Years Ended	2020	2019
Audit fees (1)	$438,700	$625,950
Audit related fees (2)	$-	$102,185
Total	$438,700	$728,135

(1)	For professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings or engagements.
(2)	For assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees” above.

Complaint Procedures

The Company has implemented detailed procedures for receipt, retention and treatment of complaints or submissions regarding accounting, internal accounting controls or auditing matters, and confidential and anonymous submission of concerns from employees of the Company or any of its subsidiaries about questionable accounting or auditing matters. Imperial’s procedures for filing complaints relating to accounting and auditing matters is available in the Corporate Governance section on imperialmetals.com.

Compensation Committee

Larry Moeller, Chair; Ted Muraro; Janine North; Edward Yurkowski

The Committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company.

Corporate Governance & Nominating Committee

Pierre Lebel, Chair; Larry Moeller; Edward Yurkowski

The Committee is to assist the Board in fulfilling its oversight responsibilities to identify and recommend qualified individuals for appointment or election to the Board, and to develop and recommend to the Board corporate governance guidelines and practices for the Company.

Health & Safety Committee

Ted Muraro, Chair; Brian Kynoch; Pierre Lebel; Edward Yurkowski

The Committee is to oversee the development and implementation of appropriate policies and to review the performance of the Company with respect to industrial health and safety matters.

Special Committee: Mount Polley Breach

J.P. Veitch, Chair; Ted Muraro; Janine North; Edward Yurkowski

The Committee is to provide oversight on the legal and technical work resulting from the Mount Polley Breach.

Imperial Metals Corporation | 2020 Annual Information Form

Corporate Cease Trade Orders or Bankruptcies

Mr. Yurkowski was a Director of Chieftain Metals Corp. (Chieftain) from May 22, 2013 to September 1, 2016. On August 31, 2016, Chieftain and its wholly owned subsidiary (Chieftain Metals Inc.) was served with an application by West Face Capital Inc., as agent for West Face Long Term Opportunities Global Master LP, seeking the appointment of Grant Thornton Limited as receiver of all of the assets, undertakings and properties of Chieftain. On September 6, 2016, the Ontario Superior Court of Justice issued an order appointing Grant Thornton Limited as the receiver and manager of all the assets, undertakings and properties of Chieftain. On June 2, 2017, the Ontario Superior Court of Justice issued an order authorizing Grant Thornton Limited to file a proposal under the Bankruptcy and Insolvency Act (Canada) in respect of Chieftain and its wholly owned subsidiary.

Conflicts of Interest

Certain of the Company’s directors and officers also serve as directors or officers of other companies or they may have significant shareholdings in other companies. As a result, they may be in a position where their duty to another company conflicts with their duty to Imperial. To the extent that other companies may transact with the Imperial or participate in ventures in which Imperial may participate, the directors and officers of Imperial may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event a conflict of interest arises at a meeting of the Board, a director or officer who has a conflict will disclose the nature and extent of their interest to the meeting and abstain from voting in respect of the matter.

Interest of Management & Others in Material Transactions

During its three most recently completed financial years, the Company closed various financings that involved its significant shareholders and other insiders of the Company. Details are provided in General Development & Outlook, Corporate Financing in this AIF.

In September 2018, the Company sold 0.5% net smelter return royalty interest on the Red Chris project for US$17 million to Prairie Birch Royalties Ltd., of which a significant shareholder of the Company is a minority equity shareholder. This royalty was subject to a 100% buyback option granted to Imperial for four years at the sum of US$17 million plus simple interest thereon at 11% per annum (6% per annum in the event the buyback option was exercised prior to January 31, 2019) less the aggregate amount of royalty payments paid.

On November 27, 2018, in accordance with the existing buyback option, the Directors of Imperial approved the repurchase of the 0.5% net smelter return royalty interest in the Red Chris project sold in September 2018. The buyback option provided for the repurchase of this royalty by the Company for US$17 million, being equal to the proceeds received on the royalty, plus simple interest at 6% per annum.

On March 10, 2019, the Company entered into an agreement to sell a 70% interest in the Red Chris mine to Newcrest. The sale was completed on August 15, 2019 for a final purchase price of US$804.4 million subject to debt and working capital adjustments.

Subsequent to December 31, 2020, the Company entered into a $10 million loan agreement with Edco on March 10, 2021. The agreement will mature on April 1, 2022 and bears interest of 8.0% per annum.

Except as otherwise disclosed herein, no director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, have had any material interest, direct or indirect, in any other transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company.

Material Contracts

On October 2, 2019, the Company entered into a one year $50 million revolving credit facility (“Credit Facility”). The Credit Facility is used to support letters of credit relating to future reclamation liabilities and general corporate purposes. The Credit Facility includes various restrictive covenants that, subject to exceptions, limit the Company’s ability to, among other things, incur or assume indebtedness, grant or assume security, engage in affiliate transactions, undertake material changes in the Company’s business or enter into acquisitions, mergers and consolidations. The Credit Facility also requires compliance with financial covenants pertaining to minimum cash balances on hand.

Imperial Metals Corporation | 2020 Annual Information Form

Legal Proceedings

The nature of the Company’s business may subject it to numerous regulatory investigations, claims, lawsuits and other proceedings. The results of these legal proceedings cannot be predicted with certainty. In the opinion of management, these matters, unless otherwise described herein, are not expected to have a material effect on the Company’s consolidated financial position, cash flow or results of operations.

During the third quarter of 2014, a securities class action under section 138 of the Ontario Securities Act was filed against the Company and certain of its directors, officers and others. On September 23, 2020, the Ontario Superior Court denied the Plaintiff leave to proceed with this claim. The Plaintiff has appealed this decision. The Company is of the view that the allegations contained in the claim are without merit and are unlikely to succeed.

During the June 2020 period, a claim from a contractor was filed against the Company and has been submitted to arbitration. The claim is based on a contractor’s self-assessment of additional compensation owed for work previously carried out. The Company has denied that any further amounts are owed and is of the view that the allegations contained in the claim are without merit and are unlikely to succeed. The Company has made a counter claim against the contractor for breach of contract and negligent misrepresentations.

The Company has commenced action against its insurance underwriters to recover business interruption losses incurred at the Mount Polley mine. The insurers have filed a statement of defense and a counterclaim. The Company is of the view that the counterclaim is without merit and unlikely to succeed.

Transfer Agent & Registrar

The Company’s transfer agent and registrar is Computershare Limited (Canadian offices in Vancouver and Toronto).

Interests of Experts

Deloitte LLP Chartered Professional Accountants, the Company’s auditors, have prepared an opinion with respect to the Company’s consolidated financial statements for the year ended December 31, 2020 which is contained within the 2020 Annual Report available on imperialmetals.com and sedar.com. Deloitte LLP confirm they are independent of Imperial in accordance with the Rules of Professional Conduct of the Institute of the Chartered Accountants of British Columbia.

The following persons prepared or certified a statement, report, opinion or valuation described or included in, or referred to in, a filing made under National Instrument 51-102 by the Company, and whose profession or business gives authority to such statement, report, opinion or valuation. These persons were employees of the Company at the date of the stated reports, and may have had registered or beneficial interests, direct or indirect in the securities of the Company, however such securities would represent substantially less than one per cent of the Company’s outstanding securities.

2016 Mount Polley Report: Ryan Brown, P.Eng.; Gary Roste, P.Geo.; Janice Baron, P.Eng.; and Chris Rees, Ph.D., P.Geo. Report filed on SEDAR May 26, 2016.

2012 Red Chris Report: Greg Gillstrom, P.Eng.; Raj Anand, M.Eng., P.Eng.; Stephen Robertson, P.Geo.; and Paul Sterling, P.Eng. Reports filed on SEDAR: February 14, 2012 and amended & restated October 6, 2015.

2011 Huckleberry Report: Kent Christensen, P.Eng.; Gerald R. Connaughton, P.Eng.; and Peter Ogryzlo, M.Sc., P.Geo. Reports filed on SEDAR: November 22, 2011 and amended & restated on May 13, 2016.

Additional Information

Additional information, including details of director and officer remuneration and indebtedness, principal holders of Imperial shares, securities authorized for issuance or equity compensation plans, options to purchase Imperial shares and certain other matters, is contained in the Company’s Information Circular for its most recent annual general meeting of shareholders that involved the election of directors, and on sedar.com. Complete financial disclosure is provided in the Company’s 2020 Annual Report. Copies of these and other disclosure documents are available at imperialmetals.com and sedar.com, or by contacting the Company’s Shareholder Communications at 604.669.8959.

Imperial Metals Corporation | 2020 Annual Information Form